Exhibit 4.14

Certain information in this document, marked by [***], has been excluded because it is not material and is the type of information that the registrant treats as private or confidential.

To:

Natuzzi S.p.A.

Via Iazzitiello 47

Santeramo in Colle (Bari)

8 January 2021

PROJECT VITA: Sale and Purchase Agreement regarding the 100% of the shares of I.M.P.E. S.p.A.

Dear Sirs,

Following our conversations, we set out hereafter our proposal for a share sale and purchase agreement in respect of the 100% (one hundred per cent) of the issued and outstanding share capital of I.M.P.E. S.p.A.

*   *   *

NATUZZI S.P.A. (as Seller) and VITA ITALY S.R.L. (as Buyer)

SHARES SALE AND PURCHASE AGREEMENT regarding 100% of the shares of I.M.P.E. S.PA.

Table of Contents

1.	INTERPRETATION AND DEFINITIONS	3
2	SALE AND PURCHASE OF SHARES	14
3	PURCHASE PRICE	14
4	CLOSING ADJUSTMENT	16
5	OBLIGATIONS TO BE PERFORMED PRIOR OR ON THE CLOSING DATE	17
6	CONDITIONS TO CLOSING	19
7	CLOSING	20
8	POST-CLOSING OBLIGATIONS	23
9	WARRANTIES	24
10	INDEMNIFICATION BY THE SELLER	25
11	LIMITATION OF SELLER’ LIABILITY	26
12	INDEMNIFICATION PROCEDURE	29
13	THIRD PARTY CLAIMS	30
13 BIS	EXCLUSIVE REMEDY	31
14	INDEMNIFICATION BY THE BUYER	32
15	RIGHT TO SET OFF	32
16	CONDUCT OF BUSINESS TO CLOSING	32
17	NON-SOLICITATION AND NON-COMPETITION	33
18	CO-OPERATION	33
19	COSTS AND TAX TREATMENT OF PAYMENTS UNDER THIS AGREEMENT	33
20	THIRD PARTY RIGHTS	34
21	CONFIDENTIALITY, ANNOUNCEMENTS	34
22	NOTICES	35
23	LANGUAGE	36
24	ASSIGNMENT	36
25	AMENDMENT AND WAIVER	36
26	SEVERANCE	36
27	ENTIRE AGREEMENT	37
28	COUNTERPARTS	37
29	NEGOTIATION	37
30	GOVERNING LAW AND JURISDICTION	37

Schedule 1	Warranties	39
PART A	Seller’ Warranties	40
PART B	Buyer’s Warranties	52
Schedule 8.1	Authorizations	42
Schedule 9.1	Insurance	42
Schedule 11.2	Product Recall and Product Liability Claims	43
Schedule 13.1	Machinery, Equipment and Vehicles	43
Schedule 15.1	Registered Intellectual Property	44
Schedule 16.1	IT System	45
Schedule 20.1	Property	46
Schedule 2	Intermediate Accounts
Schedule 3	Supply Agreement
Schedule 4	Transitional Service Agreement
Schedule 5	Disclosed Material
Schedule 6	Accounts Table
Schedule 7	Employees
Schedule 8	Vita Parent Company Guarantee
Schedule 9	Materials Excluded from Wet Chemical Payment
Schedule 10	EDD phase 2 assessment
Schedule 11	Director’s Resignation
Schedule 12	Statutory Auditors’ Resignation
Schedule 13	Copy of Share Certificate

Schedule 14	Consignment Agreement
Schedule 15	Waiver and Hold Harmless Letter
Schedule 16	List of Property’s differences

This SHARES SALE AND PURCHASE AGREEMENT (“Agreement”) is made between:

(1)

Natuzzi S.p.A., a company incorporated and organized under the laws of Italy, having its registered office at Via Iazzitiello 47, 70029 Santeramo in Colle (Bari), tax code and VAT number 03513760722, represented by Pasquale Natuzzi duly authorized to act in the name and on behalf of the same by virtue of Board of Directors resolution dated 27 November 2020 (hereinafter “Seller”)

- on one side -

and

(2)

VITA ITALY S.R.L., a company incorporated and organized under the laws of Italy, having its registered office at Largo Francesco Richini 2/A, Milan, Italy, tax code and number of registration 11433070965, REA no. MI-2602087, represented by the Chairman of the Board of Directors, Mr. Gilbert James Davids, duly authorized to act in the name and on behalf of the same by virtue of the Board Resolution dated 17 November 2020 (hereinafter “Buyer”)

- on the one side -

(Seller and the Buyer, each a “Party” and collectively, the “Parties”).

RECITALS

(A)	The Seller is the legal owner of all of the issued shares in the Company (hereinafter defined as the “Shares”);
(B)

The Seller, intending to consider the disposition of the Shares, has made available to the Buyer the Disclosed Information in the period between 22 January 2020 and 26 November 2020 and the Buyer carried out a Business Due Diligence, a Labour Due Diligence as well as a financial, tax, real estate, IT, accounting corporate, environmental and legal Due Diligence and a visual inspection of the machinery and equipment of the Company with new equipment suppliers with the sole purpose of specifying new equipment and how it will be connected to existing equipment;

(C)	On 18 September 2020, the Buyer submitted a binding offer which the Seller accepted on 21 September 2020;
(D)	At the date of this Agreement, the Company carries on the Business;
(E)	The Seller wishes to sell and transfer to the Buyer all the Shares held in the Company, on the terms and subject to the conditions of this Agreement;
(F)	The Buyer wishes to purchase from the Seller the Shares, on the terms and subject to the conditions of this Agreement,

Now, Therefore, in consideration of the recitals and mutual covenants and conditions contained herein, the Parties, intending to be legally bound, hereto mutually agree as follows.

1.	INTERPRETATION AND DEFINITIONS
1.1	Definitions

In this Agreement the following expressions shall have the following meanings:

“Accounting Principles”

means, in the preparation of the financial statements, the accounting principles set out in the Italian Civil Code as further specified and implemented by the accounting rules and standards approved by the OIC (“Organismo Italiano Contabilità”, i.e. the Italian Accounting Body) or, in their absence, the International Accounting Principles and Financial Reporting Standards (IAS/IFRS) prepared by the International Accounting Standards Board (IASB);

“Affiliate”	in relation to any Person means (i) any person Controlling that person, (ii) any person Controlled by such person, or (iii) any person under common Control with that person;
“Adjustment Payment”	means the payment of the Closing Adjustment as regulated under clause 3.4.4.;
“Agreement”	means this agreement (including its schedules) and all the terms contained herein;
“Agreed Debts and Liabilities”

means, in relation to the Company, the amount in Euro determined as the algebraic sum, as of a date specified under this Agreement, of:

(a)all outstanding third parties trade payables resulting from supplies and services, and any other trade and non-trade liabilities, excluding intercompany payables and intercompany cash pooling balances;

(b)plus all outstanding other liabilities arising from the normal course of the business including but not limited to bonuses to employees and any other payables, including, but not limited, social security (i.e.  INPS and INAIL);

(c)plus all obligations in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or combination thereof, which obligations are required to be classified and accounted for under the Accounting Principles as liabilities;

(d)plus the amount of (i) net income Tax liabilities for any Pre-Closing Tax Period, including net income tax liabilities concerning the Straddle Period up to the Closing Date, (ii) any other direct or indirect tax (including, but not limited, VAT), payables, liabilities and provisions) up to the Closing Date;

(e)plus provisions for the directors’ leaving indemnity;

(f)plus any unpaid sales agent or agency termination costs and indemnities (referred to in Italian as “indennità suppletiva di clientela”) relating to any agreement between the Company and its agents that was terminated prior to the relevant date of reference;

(g)plus any transaction expenses;

(h)any accruals or deferred costs (referred to in Italian as “ratei passivi”) and any deferred income (referred to in Italian as “risconti passivi”),

it being understood that the Other Debts and Liabilities and the Taken Over Debts and Liabilities are excluded from this definition of Agreed Debts and Liabilities and that the value of items above shall be determined in accordance with the principles set forth under Schedule 6 and, in their absence, in accordance with the Accounting Principles. Each Item of the Agreed Debts and Liabilities will be listed in a separate section of the Reference Date Accounts and of the Closing Accounts, along with their due date, if available;

“Applicable Law”

means, with respect to any Person, any law, decree, statute, rule, ordinance, regulation, directive and other pronouncements having the effect of mandatory law or regulation in Italy, the European Union or any member state thereof, or any other country, jurisdiction, region, city or other political subdivision of any of the foregoing, in each case applicable to such Person

“ASI By-laws”	means ASI Consortium’s by-laws dated 8 April 2019, updated according to Italian regional laws – Campania Region no. 19/2013 and 60/2018:
“Authorizations”	has the meaning given to it under clause 8.1 of Schedule 1 – Part A;
“Base Purchase Price”	has the meaning given to it under clause 3.1;
“Business”	means the business of manufacturing, processing and commercialization of plastics and/or elastomers and in particular of expanded polyurethane resins as well as their derivatives and similar;
“Business Due Diligence”	means the Due Diligence relating to the business model of the Company, its financials and the market in which it operates;
“Business Day”	means a day (other than a Saturday or Sunday) when banks are open for business in Milan, Italy;
“Buyer’s Warranties” “Buyback Right”	means the statements set out in Part B of Schedule 1; means the limitations on the transfer of the Property imposed by ASI By-laws and the provisions of Applicable Laws;
“Cash”

means, in relation to the Company, the amount in Euro (including any accrued interest thereon) determined as the algebraic sum, as of a date specified under this Agreement, of:

(a)cash in hand;

(b)cash credited to any account with a financial institution;

(c)cash equivalents cheques received or issued and not yet cleared to the bank accounts;

(d)deposits with banks and other financial institutions;

“Claim”	has the meaning given to it in clause 11.1;

“Closing”	means the execution, delivery and exchange of all the agreements and documents and the performance and consummation of all the obligations, actions and transactions set out under clause 7;
“Closing Accounts”

means the unaudited financial statements of the Company as of the Closing Date (composed of a balance sheet and of a profit and loss account), prepared by the Seller in accordance with the Accounting Principles and in line with the principles set forth in Schedule 6, duly reviewed by Panarea Advisory Ltd, to be provided by the Seller to the Buyer within 30 (thirty) Business Days from the Closing Date.

It is understood that the Closing Accounts shall: (i) list in a separate section the total amount and relevant composition of Receivables, Inventory, Cash, Agreed Debts and Liabilities (including the relevant due date) and Taken Over Debts and Liabilities as of the Closing Date; (ii) indicate the overall amount of the Tax Losses;

“Closing Adjustment”

means, in relation to the Company, the amount in Euro, positive or negative, determined as the algebraic sum of:

(a)Cash as of the Closing Date for the amount, if any, exceeding the Agreed Debts and Liabilities as of the Closing Date;

(b)plus the Closing Receivables,

it being understood that the determination of items (a) and (b) above shall be based on the Closing Accounts pursuant to clause 4.2.2 or clause 4.2.5 and shall be prepared in accordance with Schedule 6.

For the avoidance of doubt, the Works Expense will not be included in the calculation of the Closing Adjustment;

“Closing Date”	means the date on which Closing takes place in accordance with clause 7.1;
“Closing Payment”	has the meaning given to it in clause 3.2.2.;
“Closing Receivables”

means, in relation to the Company, the amount in Euro, positive or negative, determined as the algebraic sum of:

(a)the Receivables;

(b)plus the Inventory;

(c)minus Taken Over Debts and Liabilities;

(d)minus Other Debts and Liabilities,

to the extent that the items (a), (b) and (c) above have been purchased or taken over by the Seller (as the case may be) pursuant to clauses 5.1.1 and 5.1.2 below. It is understood that, also for the purposes of the determination pursuant to clause 5.1.1 below, the value of the items above shall be made in accordance with the principles set forth under Schedule 6 and, in their absence, in accordance with the Accounting Principles and it shall be verified on the basis of the Closing Accounts pursuant to clause 4 below;

“Company”

means I.M.P.E. S.p.A. with registered office in Via Iazzitiello 47, Santeramo in Colle (Bari) registered with the Companies’ Register of Bari under no. 00668620636, share capital of EUR 1,000,000.00 fully subscribed and paid in;

“Company’s Account”

means the bank account in the name of the Company the details of which the Company shall notify to the Seller after the Closing Date with sufficient time as to allow the Seller to execute the obligations set forth in clause 8.3 below;

“Competent Authority”

means any public authority, including, but not limited to: (i) state, regional, provincial, local, municipal, foreign or other governmental, quasi-governmental or independent authority; (ii) international, multinational, European Union authorities; and (iii) courts, arbitrators and public agencies or any other regulatory authority or independent supervisory body having jurisdiction over the Company;

“Conditions Precedent”	has the meaning given to it in clause 6.1;
“Consignment Agreement”	means the agreement in the agreed form attached as Schedule 14 regarding the management of the Inventory after the Closing Date to be entered between the Company and the Seller at Closing;
“Control”

in relation to a body corporate, has the meaning given to it in Article 2359, paragraph 1, no. 1) of the Civil Code and “Controlling” and “Controlled” shall be interpreted accordingly. A “Change of Control” occurs if a Person who Controls anybody, ceases to do so or if another Person acquires Control of it;

“Cure Period”	has the meaning given to it under clause 17.6.2;
“Damage”	means the full amount of any loss, liability, penalty, sanction, cost and prejudice, incurred and/or suffered by the Company and/or the Buyer pursuant to Section 1223 of the Civil Code;
“Debts and Liabilities”

means, in relation to the Company, the amount in Euro determined as the algebraic sum, as of a date specified under this Agreement, of:

(a)Agreed Debts and Liabilities;

(b)Taken Over Debts and Liabilities

(c)Other Debts and Liabilities.

For the sake of clarity, the Parties agree that: (i) except for the TFR included in the definition of Other Debts and Liabilities, no provisions for risks or potential liabilities (i.e. “fondi rischi”) are included in the definition of  Debts and Liabilities; (ii) any liability connected to the amounts due to ASI Consortium related to the Executive Decree no. 40 dated 10 September 2019 referenced under clause 11.4.1(c) below are excluded from the definition of  Debts and Liabilities and from the Closing Adjustment;

“Disclosed Information”

means the documents duly disclosed and made available to the Buyer and its respective advisors on the online data room accessible on the website https://natuzzi.sharepoint.com/sites/TA03IMPESpA-IT/Shared%20Documents/Forms/AllItems.aspx and uploaded in the period comprised between 22 January 2020 and 29 December 2020, all as incorporated in the DVD prepared by the Buyer and attached to this Agreement as Schedule 5;

“Down-payment”	has the meaning given to it under clause 3.4.1;
“Due Diligence”	means the due diligence investigation and review conducted by the Buyer on the Disclosed Information and as described in Recital B prior to executing and delivering this Agreement;
“Employees”	means all the employees of the Company listed under Schedule 7;
“Environmental Law(s)”

means any and all Applicable Laws concerning the protection of the environment or human health, including but not limited to health and safety at work, air emissions, waste water disposal, noise and magnetic emissions, radioactivity, or the generation, transportation, storage treatment, disposal or presence of any dangerous substances, including but not limited to asbestos;

“Environmental License(s)”

means any authorisation, license, consent or permission, including also any fire certificate, any Single Environmental Authorization (AUA) or any Integrated Environmental Authorization (AIA), required under or issued in relation to any Environmental Law, as listed under Schedule part 1 of Schedule 8.1;

“Execution Date”	means the date hereof;
“Expert”

means:

(a) Deloitte Italy S.p.A.;

(b) if Deloitte Italy does not accept to perform the services called for under clause 4.2.5 within 10 (ten) Business Days of it being requested by either the Seller or the Buyer, the independent accounting expert jointly selected by the Parties;

(c) if the Parties fail to agree on such election or on the terms and conditions thereof within 10 (ten) Business Days from the invitation of one of the Parties to reach an agreement, or should the expert so selected not accept to complete the services set forth in clause 4.2.5, the independent accounting expert firm appointed at the request of the most diligent Party by the President of the Court of Milan;

“Financial Statements”

means the duly approved and filed financial statements of the Company, including the balance sheet (“stato patrimoniale”) and the profit and loss accounts (“conto economico”) as at 31 December 2019 and 31 December 2018, audited by KPMG, including directors’ reports, and notes, statements or documents, if any, which are included in the Disclosed Information;

“Handover Report”	has the meaning given to it under clause 16.3.1;
“Intellectual Property”

means  patents, rights to inventions, utility models, rights in confidential information (including know-how and trade secrets), foam grade formulations and any other intellectual property rights, in each case whether registered or unregistered, including but not limited to the items listed under Schedule 15.1;

“Interim Period”	has the meaning given to it under clause 16.1;
“Intermediate Accounts”

means the unaudited financial statements of the Company as of 31 August 2020 (composed of a balance sheet and a profit and loss account) prepared by the Seller, in accordance with Accounting Principles, attached to this Agreement as Schedule 2;

“Inventory”

means, in relation to the Company, the inventory exclusively composed of (i) work in progress products, (ii) finished products and goods. For the avoidance of doubts, the Wet Chemical Inventory and the inventory provision (fondo svalutazione magazzino) are excluded from the definition of Inventory. It is understood that the value of the Inventory shall be determined in accordance with the principles set forth under Schedule 6 and, in their absence, in accordance with the Accounting Principles and that the Inventory will be listed in a separate section of the Reference Date Accounts and of the Closing Accounts;

“IT Contracts”

means the arrangements and agreements under which any third party provides any element of, or services relating to, the IT System, including leasing, hire purchase, licensing, maintenance and services agreements;

“IT System”

all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or to the Company listed under Schedule 16.1;

“Labour Due Diligence”	means the Due Diligence relating to employees, social security and health and safety matters of the Company;
“Loss or Losses”

means any costs, expenses, and liabilities (including any “insussistenza” or “minusvalenza dell’attivo”, “sopravvenienza passiva”), including any reasonable and documented costs, actually incurred or suffered by the Buyer and/or the Company that can be qualified as Damage;

“Material Adverse Change”

means, with respect to the Company, any circumstance (including  any circumstance related to COVID-19 emergency-pandemic situation) other than arising in connection with facts or circumstances disclosed in the Disclosed Information which, between the last date in which the Disclosed Information have been made accessible to the Buyer (namely, 29 December 2020) and Closing Date, would materially and adversely affect, directly or indirectly, the business prospects and financial situation of the Company;

“Minimum Amount”	has the meaning given to it in clause 11.1.1;
“Notice of Claim”	has the meaning given to it under clause 12.1;
“Notice of Disagreement”	has the meaning given to it under clause 4.2.2;
“Other Debts and Liabilities”

means, the amount of any accrued or unaccrued employee leaving indemnity (referred to in Italian as “trattamento di fine rapporto”) for an amount exceeding Euro 510,000.00 (five hundred and ten thousand/00). It is understood that the value of the Other Debts and Liabilities shall be determined in accordance with the principles set forth under Schedule 6 and, in their absence, in accordance with the Accounting Principles and that the Other Debts and Liabilities will be listed in a separate section of the Reference Date Accounts and of the Closing Accounts;

“Permitted Transactions”

other than those transactions concluded in the ordinary course of the Company’s business, means:

(a)any transaction directly connected with the Seller’s fulfilments under clauses 5.1.1 and 5.1.2 below, including any sale of processed polyurethane

(b)any sale or purchase of Wet Chemical Inventory made by the Company at a fair market price with the exclusion of any Wet Chemical Inventory arranged for delivery after the date of the Handover Report;

(c)any contract or binding commitment other than those listed in this definition, for an amount not exceeding Euro 25,000.00 (twenty-five thousand);

(d)payment of the Work Expense, payment of any and all Debts and Liabilities, including but not limited to trade payables, salaries and other remuneration, consultation fees, accrued bonuses, emoluments and other entitlements (including reasonable expenses) incurred or paid or agreed to be paid or payable by the Company to any of its employees, directors, consultants, or officers in accordance with their current employment agreements, director and/or consulting agreements with the Company;

(e)any cash movements required to comply with Natuzzi’s cash pooling practices;

(f)any reparation and maintenance activity required under the ordinary course of business not exceeding Euro 24,000.00 (twenty-four thousand) per each event or due to extraordinary, urgent and not-deferable events (which will be duly notified to the Buyer);

(g)any matter undertaken at the written approval/request of the Buyer and/or expressly acknowledged in writing as “Permitted Transaction”;

“Person”

means any individual, company, firm, partnership, joint venture, corporation, proprietorship, association, trust, government, governmental body, agency, department or institution of a government, statutory body, or any other organization or entity, public or private, in each case whether or not having a separate legal personality;

“Proceeding”	has the meaning given to it in clause 13.1.3;
“Property”	means the property owned by the Company and located in Qualiano (Naples) and Giugliano in Campania (Naples), of which the relevant particulars are set out in Schedule 20.1;
“Proposed Settlement”	has the meaning given to it in clause 13.1.3;
“Purchase Price”	has the meaning given to it in clause 3.1;
“Receivables”

means, in relation to the Company, the amount in Euro determined as the algebraic sum, as of a date specified under this Agreement, of:

(a)intercompany and third parties trade receivables resulting from supplies and services (if any), including disputed receivables or receivables which are subject of enforcement or bankruptcy procedures and any cash pooling balances;

(b)plus any other intercompany and third parties trade and non-trade receivables;

(c)plus any cash in transit (if not otherwise included in the definition of Receivable) meaning any Cash which originates from transactions occurred prior to the Closing Date, even if the Cash is received by the Company after the Closing Date, it being understood that the value of the Receivables shall be determined in accordance with the principles set forth under Schedule 6 and, in their absence, in accordance with the Accounting Principles and that the Receivables (and the relevant composition) will be listed in a separate section of the Reference Date Accounts and of the Closing Accounts;

For the avoidance of doubt, (i) the Closing Receivables accrued as a result of the transactions pursuant to clauses 5.1.1 and 5.1.2 below will not be included in the calculation of the Receivables; (ii) the Receivable provision (fondo svalutazione crediti) are included in the definition of Receivables;

“Reference Date”	means the 10 (ten) Business Days before the Closing Date;
“Reference Date Accounts”

means the unaudited statement of Receivables, Cash and Debts and Liabilities of the Company as of the Reference Date prepared by the Seller in accordance with the principles set forth in Schedule 6, to be provided by the Seller to the Buyer at least 7 (seven) Business Days before the Closing Date;

“Related Parties”	has the meaning indicated by Consob Regulation no. 17221, 12 March 2010, as successively amended by Consob Regulation no. 17389, 23 June 2010 (as amended from time to time);
“Regulatory Requirements”	means any requirement provided under the Applicable Law or of any Competent Authority who has regulatory authority, in each case which has the force of Applicable Law;
“Second Instalment”	has the meaning given to it in clause 3.4.3;
“Security Interest”

any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, pegno, hypothecation, security interest, sequestration right, title retention or any other form of security or encumbrance, agreement or arrangement, in rem or in personam, or any agreement to create any of the above;

“Seller’s Account”	means a bank account in the name of the Seller the details of which the Seller shall notify to the Buyer at least 5 (five) Business Days before Closing Date;
“Seller’s Consent”	has the meaning given to it in clause 13.1.3;
“Seller’s Undertakings”	has the meaning given to it in clause 5.1;
“Seller’s Warranties”	means the statements set out in Part A of Schedule 1;

“Shares”	means no. 1.000.000,00 (one million/00) shares, with an overall nominal value of EUR 1,00 (one/00), representing the 100% of the issued share capital of the Company;
“Straddle Period”	means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date;
“Supply Agreement”	means the supply agreement in the form attached as Schedule 3 to be entered between the Buyer and the Seller at Closing;
“Taken Over Debts and Liabilities”

means, in relation to the Company, the amount in Euro determined as the algebraic sum, as of a date specified under this Agreement, of:

(a)all outstanding indebtedness of the Company for borrowed money, whether secured or unsecured, and all obligations of the Company evidenced by bonds, debentures, notes, loan agreements including, short term and long term bank debts, interest bearing short term and long term debts to other lenders, and similar debt instrument, including any outstanding shareholders loans and any other type of financing;

(b)plus all outstanding intercompany trade payables resulting from supplies and services, and any other intercompany trade and non-trade liabilities including but not limited to intercompany cash pooling balances;

(c)plus the mark-to-market value of the liabilities or obligations (whether absolute or contingent, whether liquidated or unliquidated, whether due or to become due) under any swap, future or option agreement or other similar contract, instrument or derivative;

(d)plus all costs, charges, penalties, and/or liquidated damages possibly due by the Company to the relevant counterparties for winding up/termination/cancellation of financings and for the discharge/cancellation of the relevant securities, including liability provisions and reserves, if any;

(e)plus any amount due but unpaid by the Company to the Seller and/or its Affiliates (including directors’ fees and severance payments), to the extent not included in other indebtedness items, if any;

it being understood that Other Debts and Liabilities and the Agreed Debts and Liabilities are excluded from this definition of Taken Over Debts and Liabilities and that the value of the Taken Over Debts and Liabilities shall be determined in accordance with the principles set forth under Schedule 6 and, in their absence, in accordance with the Accounting Principles and that the Taken Over Debts and Liabilities (and their composition) will be listed in a separate section of the Reference Date Accounts and of the Closing Accounts;

“Technical Report”	has the meaning given to it under clause 5.1.5(b);
“Taxation” or “Tax” or “Taxes”

means:

(a)all forms of state, local or foreign taxation including any charge, tax, duty, levy, withholding or liability wherever chargeable, imposed for support of any tax Competent Authority, including social security contributions, income/corporate income corporation tax, trade income tax, VAT, wealth tax, sales tax, property or transfer tax, payroll tax, solidarity surcharge and any other taxes, customs and duties of any kind whatsoever included any other public law levies;

(b)any penalty, fine, surcharge, interest, charges, costs payable or other ancillary duties in connection with any taxation within letter (a) above;

“Tax Consolidation Agreement”	means the “Contratto per l’attuazione del regime del cd Consolidato nazionale nel Gruppo Natuzzi” entered by the Seller and the Company on 14 June 2006 and amended on 28 December 2020;
“Tax Losses”

means the tax losses accrued by the Company during the tax consolidation regime with the Seller and made available to the Seller as consolidating entity pursuant to the provisions of the Tax Consolidation Agreement to the extent that such tax losses have not been used by the Seller during the term of the Tax Consolidation Agreement;

“Tax Loss Adjustment”

means an amount equal to 80% (eighty percent) of the actual Company’s cash tax saving resulting from the use of the Tax Losses to offset the Company’s taxable income until the fiscal year 2030 (included), up to an overall maximum and insuperable amount of Euro 1,400,000.00 (one million four hundred thousand/00);

“Third Instalment”	has the meaning given to it in clause 3.4.5;
“Transitional Service Agreement”

means the transitional agreement for the supply of IT, human resources, financial, tax and treasury & credit services in the agreed form attached as Schedule 4 to be entered between the Company and the Seller at Closing;

“Third Party Claim”	has the meaning given to it under clause 13.1;
“Third Party’s Claim Notice”	has the meaning given to it under clause 13.1.1;
“Unpaid Agreed Debts and Liabilities”	has the meaning given to it under clause 8.4(iii);
“VAT”	means any applicable value added tax;
“Vita Parent Company Guarantee”

means the parent company guarantee to be delivered at Closing Date by Vita International Limited to guarantee the payment by the Buyer to the Seller of the Second Instalment and of the Third Instalment in the agreed form attached hereto as Schedule 8;

“Warranties”	means the Seller’ Warranties and the Buyer’s Warranties and “Warranty” shall mean any one of the Warranties;
“Wet Chemical Inventory”

means, in relation to the Company, the (i) raw and consumable materials, and (ii) liquid chemical and additives necessary for foam production and (iii) the inventory provision (fondo svalutazione magazzino);

“Wet Chemical Payment”	has the meaning given to it under clause 16.3.2;
“Works”

means all necessary investments and technical works, as described in the technical project dated 7 May 2019 expressly referred in the final single environmental authorization (AUA) issued on 2 July 2020;

“Works Cap”

means the maximum amount the Company is expected to spend for the Works which equals EUR 250.000,00 (two hundred and fifty thousand/00). Such an amount is indicated in the technical project dated 7 May 2019 prepared for the Company;

“Works Expense”	means all reasonable and documented costs and fees actually paid by the Company for the Works before the Closing, within the Works Cap, as reviewed and agreed by the Seller.
1.2	Interpretation
1.2.1

Reference to any document as being “in the agreed form” means that it is in the form agreed between the Seller and the Buyer and signed for the purposes of identification by or on behalf of the Seller and the Buyer.

1.2.2

Where any statement is qualified as being made to the knowledge of the Seller, such reference shall be deemed to include the knowledge of, and information available to, the board of directors of the Seller and of the Company after being deemed to have made all the reasonable checks and enquiries.

1.2.3	The table of contents and headings and sub-headings of this Agreement are for convenience only and shall not affect the construction of this Agreement.
1.2.4

Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa and references to any gender shall include all other genders. References to any Person shall include the Person’s successors.

1.2.5	The words “other”, “include”, “including” and “in particular” do not connote limitation in any way.
1.2.6

The words “notify” and “notification” in this Agreement shall, when referring to notifications between the Parties to this Agreement, mean notify or notification in writing in accordance with clause 22.

1.2.7

References to recitals, schedules, clauses and sub-clauses are to (respectively) recitals to, schedules to, and clauses and sub-clauses of, this Agreement (unless otherwise specified) and references within a schedule to paragraphs are to paragraphs of that schedule (unless otherwise specified).

1.2.8

References in this Agreement to any statute, statutory provision, regulation, directive or other legislation (in each case whether applicable in Italy, the European Union, or otherwise) include a reference to that statute, statutory provision, regulation directive or legislation as amended, extended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any order, regulation, instrument or other subordinate legislation made under the relevant statute, statutory provision, regulation, directive or legislation.

1.2.9

References to any Italian legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, organisation, body, official or any legal concept, state of affairs or thing shall in respect of any jurisdiction other than Italy be deemed to refer to and include that action, remedy, method of judicial proceeding, legal document, legal status, court, organisation, body, official, legal concept, state of affairs or thing which most nearly approximates in that jurisdiction to the Italian legal term.

1.2.10	Where an Italian term has been inserted after an English term in italics, the Italian term alone shall be authoritative for the purpose of interpreting such English term.
1.2.11	Any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include e-mail).
1.2.12

When calculating the period of days before which, within which or following which any act is to be done, or any step is to be taken, pursuant to the Agreement, the day that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the relevant period shall end on the first Business Day right after. Unless otherwise expressly indicated, any period of time expressed in months shall be calculated as provided for in Article 2963, paragraphs 4 and 5 of the Civil Code.

1.2.13

The expressions including “cause” or “procure” or equivalent words used in this Agreement shall imply, unless otherwise stated, a promise of the fact of the third party (promessa del fatto del terzo) pursuant to Article 1381 of the Civil Code.

1.2.14

The above recitals form an integral and essential part of this Agreement; all Schedules attached to this Agreement are incorporated herein and constitute and integral and essential part hereof as fully as if written in this Agreement.

2.	SALE AND PURCHASE OF SHARES
2.1

In accordance with the terms of this Agreement and subject to the Conditions Precedent having been fulfilled or duly waived, the Seller hereby undertakes to sell and transfer to the Buyer, who hereby undertakes to accept and purchase, the Shares at Closing Date, free and clear of any Security Interest and together with the benefit of all rights attaching to them.

2.2

The transfer of the ownership of the Shares shall occur at Closing Date, together with the execution of all of the acts and obligations and satisfaction or waiver of all of the conditions set forth to be fulfilled and satisfied at such Closing. The Shares shall be deemed to be transferred with full enjoyment from Closing Date, so that any distribution of dividends and/or reserves paid in relation to the Shares subsequent to such Closing Date, shall pertain to the Buyer, it being understood that any such dividends and/or reserves paid in relation to the Shares subsequent to the Closing Date, shall accrue to and be for the account of the Buyer, even though the resolution authorizing such distribution was taken prior to such Closing Date.

3.	PURCHASE PRICE
3.1	Purchase Price

The overall purchase price payable by the Buyer to the Seller for the Shares shall be equal to Euro 6,100,000.00 (six million and one hundred thousand/00) (“Base Purchase Price”) plus the Works Expense, the Wet Chemical Payment, the Closing Adjustment and Tax Loss Adjustment (collectively, the “Purchase Price”).

3.2	It is understood that the Base Purchase Price has been determined assuming that, as of the Closing Date:

3.2.1	the Company shall have no Cash, no Receivables, no Inventory and no Debts and Liabilities except for the TFR liability of Euro [***];
3.2.2

the Wet Chemical Inventory will be at a level sufficient to guarantee the Company’s Wet Chemical Inventory safety levels. Such level is determined in an amount equal to Euro [***] of Wet Chemicals Inventory.

3.3	Consequently, also in order to ensure that, as of the Closing Date, the conditions referred to in clause 3.2 above are fully satisfied:
3.3.1	within and not later than the Closing Date, the Seller shall carry out, fulfil and complete the Seller’s Undertaking pursuant to clauses 5.1.1 and 5.1.2 below, and
3.3.2

the Cash as of the Closing Date will be used by the Company to pay the Agreed Debts and Liabilities as they come due after the Closing Date. In case the Cash as of the Closing Date is not sufficient for the purposes thereof, not later than 5 (five) Business Days before the relevant due date, the Seller shall pay to the Company, pursuant to clauses 8.4 and 8.5 below, an amount equal to the Agreed Debts and Liabilities that come due, so that the Company can pay the respective creditors in full;

3.3.3

at the same time of the payment of the Closing Receivables from the Seller to the Company (in immediately available funds, via wire transfer to the Company’s Account), the Buyer shall pay to the Seller the Adjustment Payment (in immediately available funds, via wire transfer to the Seller’s Account). For the avoidance of doubt, it is agreed that the Buyer shall pay the Adjustment Payment to the Seller only simultaneously with the Seller’s payment of the Closing Receivables to the Company. Therefore, any disagreement or delay in the calculation of the Closing Adjustment will entitle the Seller to withhold and delay the payment of the Closing Receivables to the Company until the Closing Adjustment has been finally determined and the Adjustment Payment is simultaneously executed by the Buyer.

3.4	Payment

The Purchase Price shall be paid as follows:

3.4.1

Euro [***] shall be paid to the Seller at the Execution Date as advance payment, with the obligation for the Seller to return this amount back to the Buyer if the Closing does not occur (the “Down-payment”);

3.4.2	Euro [***] (the “Closing Payment”) plus the Works Expense shall be paid to the Seller at the Closing Date;
3.4.3

Euro [***] (the “Second Instalment”) plus the Wet Chemical Payment and minus the Unpaid Agreed Debts and Liabilities, if any, shall be paid to the Seller within 60 (sixty) calendar days from the Closing Date;

3.4.4

the Closing Adjustment shall be paid to the Seller within 90 (ninety) calendar days from the Closing Date (the “Adjustment Payment”), minus any portion of the Unpaid Agreed Debts and Liabilities not covered by the Second Instalment and by the Wet Chemical Payment pursuant to clause 8.4(iii)below, provided that the Closing Accounts are timely delivered by the Seller to the Buyer in accordance with clause 4.2.1 below; in the event that the Closing Accounts are not timely delivered the payment date of the Adjustment Payment shall be extended for a period equal to the delay in delivering the above accounts;

3.4.5

Euro [***] (the “Third Instalment”) minus any portion of the Unpaid Agreed Debts and Liabilities not covered by the amounts payable to the Seller pursuant to clauses 3.4.3 and 3.4.4 above shall be paid to the Seller within 360 (three hundred sixty) calendar days from the Closing Date;

3.4.6

the Tax Loss Adjustment, if any, shall be paid to the Seller within 30 (thirty) calendar days after the filing of the Company’s tax return which are related to the financial periods from 2021 up to 2030 (included) and to the extent they use the Tax Losses pursuant to clause 8.3 below.

3.5

All payments referred to in clause 3.4 shall be made by the Buyer to the Seller in immediately available funds, via wire transfer to the Seller’s Account. The Parties agree that the payment of any portion of the Purchase Price is not subject to Article 1499 of the Civil Code and no interests shall accrue thereon (unless falling due but remaining unpaid).

4.	CLOSING ADJUSTMENT
4.1	The Base Purchase Price shall be adjusted, based on the Closing Accounts, as follows:
4.1.1	if the Closing Adjustment is lower than Euro 0,00 (zero/00), then the Base Purchase Price will be decreased, on a Euro per Euro basis, of an amount corresponding to the Closing Adjustment;
4.1.2	if the Closing Adjustment is higher than Euro 0,00 (zero/00), then the Base Purchase Price will be increased, on a Euro per Euro basis, of an amount corresponding to the Closing Adjustment.
4.2	The Closing Adjustment shall be determined according to the following procedure:
4.2.1

within 30 (thirty) Business Days from the Closing Date, the Seller shall deliver to the Buyer the Closing Accounts, together with a calculation of the Closing Adjustment made by the Seller, as well as the following documents relating to the Company: accounting and tax documents relating to the 12 (twelve) months period ending the Closing Date including but not limited to the trial balance (including balance sheet and profit and loss) bank statements, journals, VAT records, income tax calculation and any additional documentation needed to review the Closing Accounts;

4.2.2

the determination of the Closing Adjustment will be final and binding upon the Parties after 20 (twenty) Business Days from the delivery by the Seller to the Buyer of the Closing Accounts, together with a calculation of the Closing Adjustment made by the Seller, unless a written notice of disagreement with respect thereto, specifying in reasonable details the nature and reasons of such disagreement, is delivered by the Buyer to the Seller within such 20 (twenty) Business Days (the “Notice of Disagreement”). If a Notice of Disagreement is delivered within the above-mentioned term, the procedure set forth under clause 4.2.5 below shall apply. It is understood between the Parties that, in the event: (i) the Buyer fails to deliver a Notice of Disagreement within the above mentioned 20 (twenty) Business Days term and/or (ii) the Buyer sends a notice to the Seller confirming its acceptance of the determination of the Closing Adjustment made by the Seller before the above mentioned 20 (twenty) Business Days term, then the Closing Adjustment will be final and binding upon the Parties on the date on which the Seller receives such notice and it shall be paid by the Buyer within 5 (five) Business Days from such 20 (twenty) Business Days term;

4.2.3	in case the Purchase Price should be adjusted on the basis of the Closing Adjustment, the Closing Adjustment shall be paid according to the provisions set forth under clause 3.4.4 above;

4.2.4

consequently, in the event that, on the date when the Adjustment Payment becomes due, the Closing Adjustment should not be finally determined pursuant to the above procedure, the Buyer shall be entitled to withhold the payment of the amount object of the Notice of Disagreement and the Seller shall be entitled to withhold the payment of the Closing Receivables until the determination of the Closing Adjustment shall be final and binding pursuant to this clause 4;

4.2.5

if a Notice of Disagreement is given as provided under clause 4.2.2 above, during a period of 10 (ten) Business Days following the receipt of such notice, the Parties will attempt to resolve any differences which they may have with respect to any matter(s) specified in such Notice of Disagreement. If, at the end of such period, the Parties fail to reach an agreement in writing with respect to any matter included in the Notice of Disagreement, then all the remaining disputed items – and only such disputed items – will be submitted to the Expert, in accordance with the following procedure:

(a)	the Expert shall be appointed according to the definition of “Expert” under clause 1.1 above;
(b)

the Expert will: (i) resolve any issue and matter under this clause 4, that is necessary or expedite for the performance of its mandate; (ii) act as a technical expert (perito contrattuale) pursuant to art. 1349 of the Italian Civil Code and not as an arbitrator (arbitratore); (iii) render its determination within 20 (twenty) Business Days of its acceptance of the appointment (except extensions that might be required by the Expert) and (iv) determine the relevant Closing Adjustment with respect to the matter(s) disputed in accordance with the terms of this clause and this Agreement;

(c)	any examination or discussion with the Expert may take place only in the presence of both Parties (or advisors of the Parties);
(d)	the Parties will cooperate with the Expert and make available all the information, data and documents required by it for the purpose of rendering its determination;
(e)	to the extent permitted under the Applicable Laws, the Expert will have access to any information which it may deem necessary or appropriate for the purposes of its determination(s) under this clause;
(f)	the determination rendered by the Expert shall be given on the basis of the calculation rules set forth in this Agreement; and
(g)	costs for the services rendered by the Expert will follow the decision of the Expert.

Any Closing Adjustment determined by the Expert shall be final and binding upon the Parties and, as the case might be, it shall be paid within 5 (five) Business Days from such final determination.

5.	OBLIGATIONS TO BE PERFORMED PRIOR OR ON THE CLOSING DATE
5.1

The Seller is obliged to carry out, fulfil and complete, or to cause the Company to carry out, fulfil and complete, the following undertakings and obligations in order that all such undertakings and obligations shall be fully completed at the latest on Closing Date, unless differently provided for below, being understood between the Parties that the Buyer obligation to carry out the Closing and the obligations set forth upon the Buyer at Closing shall be subject to the carrying out, fulfilment and completion of each and all the following undertakings by the Seller or by the Company prior to or the latest on the Closing Date, unless differently provided for below:

5.1.1	the Seller shall:
(a)	take over from the Company any Taken Over Debts and Liabilities as of the day before the Closing Date;
(b)	purchase from the Company any and all Receivables and Inventory as of the day before the Closing Date,

and, as a result of the above-mentioned transactions, it shall procure that the Company promptly accounts the Closing Receivables in its accounting books;

5.1.2

the Seller shall provide to the Company evidence in writing and satisfactory to the Buyer that the respective creditors have accepted the taking over of the Taken Over Debts and Liabilities by the Seller pursuant to clause 5.1.1 above (or, alternatively, that the relevant Taken Over Debts and Liabilities have been paid to the respective creditors) and that the creditors have no further claim vis-à-vis the Company for such Taken Over Debts and Liabilities for any title or reason whatsoever;

5.1.3

if so requested by the Buyer, the Seller shall assist the Buyer in requesting any necessary authorization, permit, clearance from the Competent Authorities, including the ASI Consortium, and/or any waiver, including the one related to the buy-back options from ASI Consortium, in connection with the potential transfer of the Property and/or the constitution of any guarantee thereon, it being understood that Buyer’s request shall contain all the mandatory information in order for the Seller to fulfill its undertakings under this clause 5.1.3 and that the carrying out, fulfillment and completion of such undertaking shall not constitute a condition precedent under this Agreement nor shall it in any way limit the Buyer’s obligation to carry out the Closing;

5.1.4

at least 5 (five) Business Days before the Closing Date, the Seller shall terminate any agreement, contract, arrangement and/or undertaking with the Company relating to the cash pooling as well as any guarantee relating to the cash pooling arrangements;

5.1.5	the Seller shall provide to the Buyer:
(a)

2 (two) Business Days before the Closing Date, the twenty-year notarial report confirming that the Property is not affected by any Security Interest other than the Buyback Right, updated as of 3 (three) days before Closing Date;

(b)

at least 2 (two) Business Days before the Closing Date, a declaration issued by a public notary attesting that there is no urban development agreement (convenzione urbanistica) relating to the Property;

(c)	at least 5 (five) Business Days before the Closing Date, the energy performance certificate relating to the Property;
(d)	at least 7 (seven) Business Days before the Closing Date, the Reference Date Accounts;
(e)

at least 10 ten (ten) Business Days before the Closing Date, the documentation attesting the mutual termination of the broker agreement with [***] duly executed by the Company and [***] before the Unions, including a final waiver from [***] of any claim arising or connected with the performance, interpretation and/or termination of the broker agreement;

(f)	at least 10 (ten) Business Days before the Closing Date: (i) a technical report on the history of the Property, also attesting the planning and building conformity of the Property, substantially in the form already provided to the Buyer, and updated with the activity set forth under clauses 5.1.5 (g) below, along with a declaration that there are no other building permits (or related pending requests from the Competent Authority) relating to the Property other than those listed in the report (the “Technical Report”) and (ii) a report linking each building permit with the relevant static tests;

(g)

at least 10 (ten) Business Days before the Closing Date, the documentation attesting that the Company has carried out the actions referred to in Schedule 16 in full compliance with the Applicable Law, in relation to the differences listed in Schedule 16,

(hereinafter, the obligations and undertakings set forth above are defined as “Seller’s Undertakings”).

6.	CONDITIONS TO CLOSING
6.1	Conditions Precedent to Closing
6.1.1

Closing is subject to and conditional on fulfilment (or waiver, at the discretion of the Buyer, as the case may be) of the conditions precedent (within the meaning of Article 1353 of the Civil Code) set out below on or prior to the Closing Date:

(a)	no Material Adverse Change has occurred;
(b)

evidence satisfactory to the Buyer that the Seller have carried out, satisfied and completed (or has caused the Company to carry out, satisfy and complete) each of the Seller’s Undertakings provided for above under clauses 5.1.1(a), 5.1.1(b), 5.1.2, 5.1.4 and 5.1.5 included (for the avoidance of doubt, the acts or deed provided for in the Seller’s Undertakings must have been signed and executed and the events provided for in the Seller’s Undertakings must have been occurred to deem this Conditions Precedent satisfied, considering that each of the Seller’s Undertakings listed in this clause 6.1.1.(b) is considered to be a Condition Precedent);

(c)

the Authorizations, including the final Single Environmental Authorization (AUA) no.  02 dated 02 July 2020, released by the SUAP of Qualiano are fully released and valid effective and, during the Interim Period, the Company has not received any act, deed, determination of public Authorities, judicial order or decision or similar document that may suspend, revoke, cancel, annul or in any case affect the validity of the Authorizations,

(the items under letters from (a) to (c) above, hereinafter, collectively, the “Conditions Precedent”, and each a “Condition Precedent”), it being understood that each and all costs and expenses deriving from, or associated with, the Conditions Precedent shall be borne entirely by the Seller and/or the Company without any costs, expenses or prejudice to Buyer.

6.1.2

The Conditions Precedent have been provided to the benefit of the Buyer, which will be then entitled to waive, in whole or in part, any of such Conditions Precedent, on or prior to the Closing Date, in writing.

6.1.3

The Seller shall use its best efforts to procure that each Condition Precedent to the Closing is satisfied as soon as possible and, in any case, no later than Closing Date (or the date provided in clause 5.1 above). If the Conditions Precedent shall not be satisfied (or waived, at the discretion of the Buyer, as the case may be) in accordance with this Agreement on or before the Closing Date (or the date provided in clause 5.1 above), this Agreement will be automatically terminated and each Party shall be finally released from its obligation to proceed with the Closing and from any other obligation and liability under this Agreement, except for the obligations under this clause 6.1.3. and clauses 22 and 30, it being understood that the Seller shall immediately return to the Buyer the Down-payment. It is also understood that neither the lapsing nor the ceasing to have effect of the other provisions of this Agreement shall affect the liability, if any, of either Party in respect of damages for non-performance or delayed performance of any obligation provided by this Agreement which prevented the Conditions Precedent from being satisfied within the term above indicated. For the sake of clarity, it is agreed and understood that the waiver of any Condition Precedent and the consequent consummation of the Closing shall not be regarded as a waiver of any rights, remedies or actions which the interested Party may be entitled to pursuant to this Agreement and/or the Applicable Law.

6.2	Undertakings of the Parties with respect to the Conditions Precedent
6.2.1

Where fulfilment of any Condition Precedent requires a Party's active involvement or assistance, or where a Party is capable of preventing its fulfilment, that Party shall use its reasonable endeavours to procure that the Condition Precedent is fulfilled as soon as practicable. The Parties shall use reasonable endeavours to cooperate with each other, and provide each other with all documents, information and assistance which it can be reasonably expected of the Parties to provide, to fulfil the Conditions Precedent.

6.2.2	If at any time a Party becomes aware of a fact or circumstance that might prevent the Conditions Precedent from being satisfied, such Party must immediately inform the other Party in writing.
6.2.3	Without prejudice to the generality of the foregoing, the Seller undertakes to:
(a)	keep the Buyer informed about the status and progress of the fulfilments of the Conditions Precedent;
(b)

no later than 3 (three) Business Day from the day on which the Conditions Precedent have been fulfilled, notify the Buyer in writing, attaching to such notification an evidence of the satisfaction thereof;

(c)	bear any and all fees and costs relating to the fulfilment of the Conditions Precedent, without prejudice to the generality of the provision under clause 6.1.1.
7.	CLOSING
7.1	Closing Date

Closing shall take place (i) no later than 1st March 2021 at the offices of the public notary appointed by the Buyer, at the date and time to be agreed between the Parties; or (ii) on such other date, time or at such other place as the Parties may agree in writing (the “Closing Date”).

7.2	Closing actions
7.2.1	On the Closing Date:
(a)	the Parties shall duly execute:
(i)	the Handover Report;
(b)	the Seller shall:

(i)

deliver to the Buyer the written resignations in the agreed form attached hereto as Schedule 11 of all members of the board of directors of the Company, together with a statement whereby they declare to have nothing to receive from the Company;

(ii)

deliver to the Buyer the written resignations in the agreed form attached hereto as Schedule 12 of all members (effective and alternate) of the board of auditors (collegio sindacale) of the Company, together with a statement whereby they declare to have nothing to receive from the Company;

(iii)	deliver to the Buyer the share certificate no. 5 in its original form attached hereto as a copy as Schedule 13, without any annotation of pledges, liens, encumbrances and /or any Security Interests;
(iv)

cause the extraordinary shareholders’ meetings of the Company to validly resolve upon: (a) the acknowledgement of  the resignations of the board of directors, (b) the acknowledgement of the resignations, if any, of the board of auditors, (c) the appointment of new members of the board of directors and statutory auditors of the Company - in lieu of those ceased from their respective office; (d) the waiver of any right or action vis-à-vis the resigned directors and statutory auditors, except in case of gross negligence (colpa grave) or willful misconduct (dolo), and (e) the transfer of the registered seat of the Company from Santeramo in Colle (Bari) to the current local branch in Qualiano (Naples);

(v)

execute any document and/or carry out any action which is necessary under Applicable Law to perfect the transfer of the Shares from the Seller to the Buyer and vest under Applicable Law in the Buyer title to the Shares (including executing with the Notary Public the endorsement (girata) of the share certificates representing the Shares in favour of the Buyer as per Article 2355, paragraph 3, of the Civil Code, and properly registering the Buyer in the shareholders’ ledger of the Company as owner of the Shares);

(vi)

execute the Supply Agreement in the agreed form attached hereto as Schedule 3, the Transitional Service Agreement in the agreed form attached hereto as Schedule 4 and the Consignment Agreement in the agreed form attached as Schedule 14;

(vii)	deliver to the Buyer a written confirmation that, as of the Closing Date, the Seller’s Warranties are true accurate and not misleading;
(c)	the Buyer shall:
(i)

pay to the Seller by wire transfer in immediately available funds to the Seller’s Account, without any set-off, exception, counterclaim, deduction, reduction, adjustment, amendment or revision, the Closing Payment plus the Works Expense;

(ii)

pay or cause to be paid to the appropriate Persons and in the appropriate manner, any stamp, transfer, notarial or similar Taxes, duties, fees, costs, charges and expenses however due for the transactions contemplated by this Agreement (including the transfer of the Shares);

(iii)

procure that the newly appointed directors and statutory auditors of the Company accept their respective offices immediately after their appointment during the meeting as per clause 7.2.1 (b)(i) above and file the relevant forms and documents with the competent Companies’ Registers;

(iv)	deliver to each resigning member of the board of directors and of the board of statutory auditors of the Company a letter in the agreed form attached hereto as Schedule 15;
(v)

procure that the Company will sign: (i) the Supply Agreement in the agreed form attached hereto as Schedule 3; (ii) the Transitional Service Agreement in the agreed form attached hereto as Schedule 4, and (iii) the Consignment Agreement in the agreed form attached as Schedule 14;

(vi)

deliver to the Seller the Vita Parent Company Guarantee. In order to allow the delivery of the Vita Parent Company Guarantee to the Seller, the Seller shall procure that a duly authorized representative of the Seller shall attend the Closing in order to receive such guarantee and release the relevant receipt of acceptance.

7.3	Non-performance of Closing Actions

Without prejudice to following par. 7.3.2, if any of the provisions of clause 7.2 above is not complied in all material respects by the Buyer or the Seller then, without prejudice to any other remedies available, the non-breaching Party shall be entitled, in its discretion, to:

7.3.1	effect Closing so far as practicable having regard to the defaults that have occurred provided that the effects wanted by the concerned Party is however met; or
7.3.2

specify a new date for Closing (being a Business Day not more than 20 (twenty) Business Days after the date of the Closing pursuant to clause 7.1 provided that the provisions of this clause 7.3 (except for this clause 7.3.2) shall apply to the Closing so deferred;

7.3.3	bring action to compel the performance of the Closing with costs to be borne by the breaching Party.
7.4	Simultaneous Actions

Without prejudice to clause 7.3, the respective obligations of each of the Parties to take the actions provided in clause 7.2 are interdependent on each other. The Closing shall not be deemed to have occurred unless all such actions are taken and fully effective as contemplated hereby. All actions to be taken and all documents to be executed and delivered by the Parties shall be deemed to have been taken or to have been executed and become effective simultaneously, and no such actions shall be deemed to have been taken nor such documents to have been executed or to have become effective until and unless all such actions have been taken and all such documents have been executed and become effective.

7.5	No Novation

The endorsement of the Shares in accordance with Applicable Laws shall be made in execution of the obligations hereunder and the transfer of Shares and any possible subsequent deed shall in no case or event be construed as constituting a novation (“novazione”) of this Agreement or any provision hereof. This Agreement will continue to be in force and effective after Closing without the need for any of its provisions to be expressly reinstated.

8.	POST-CLOSING OBLIGATIONS
8.1

The Parties agree that in the event the Buyer should waive any of the Conditions Precedent provided for under clause 6.1 above, the Seller shall be obliged to complete any of the activities set forth under for which the other Party may have waived the relevant Condition Precedent, unless otherwise differently agreed by the Parties.

8.2

The Parties further agree that the Company has carried out, at its own costs, all necessary investments and technical works, as described in the technical project dated 7 May 2020 expressly referred in the Final Single Environmental Authorization (AUA), issued on 2 July 2020 and the Seller declares that the Works Expense was maintained in the limits of the Works Cap. It remains agreed that (i) any potential extra cost or expense beyond the Works Cap that is not attributable to an action or omission by either the Buyer and/or the Company after the Closing will be entirely borne by the Seller, and (ii) the Works Expense will not be included in the calculation of the Closing Adjustment.

8.3	Pursuant to the Tax Consolidation Agreement at the Closing Date the Seller transfers to the Company any of such non-used tax losses according to the following rules:
8.3.1	the Seller:
(a)

within and not later than 30 (thirty) days from the Closing Date, shall send to the Competent Authority the telematic presentation of the model called "COMUNICAZIONI PER I REGIMI DI TONNAGE TAX, CONSOLIDATO, TRASPARENZA E PER L’OPZIONE IRAP", specifying the change of control of the Company and the definite amount of the Tax Losses returned to the Company (promptly sending a copy of such communication to the Buyer);

(b)

shall indicate in the Seller's tax return for fiscal year 2020 the change in the criterion for return of the Tax Losses to the Company in the event of interruption of the group taxation regime during the three-year period 2021 – 2023 and promptly send a copy of such communication to the Buyer;

8.3.2	starting from 2021 tax period, the Company shall be the sole and exclusive owner of the Tax Losses and it shall be fully entitled to use them;
8.3.3

the Buyer shall ensure that the Company’s tax returns related to the fiscal years from 2021 up to 2030 (included) (to the extent that they use the Tax Losses) are delivered to the Seller not later than 15 (fifteen) days from the filing of the respective tax return together with the statement setting out the calculation of the Tax Loss Adjustment for that financial year;

8.3.4

in the case of use by the Company of the Tax Losses for the fiscal years from 2021 up to 2030 (included) pursuant to clause 8.3.2 above, the Buyer shall pay to the Seller the Tax Loss Adjustment according to the provision of clause 3.4.6.;

8.3.5

the Parties agree that in case in the period between the fiscal years from 2021 up to 2030 (included) the Company or the Buyer execute transactions that determine the applicability of limitations to the Company’s possibility to use all or part of the Tax Losses under Applicable Law, such as (i) change of control of the Company and change to the Business according to Article 84(3) of Presidential Decree No. 917/1986 and/or (ii) mergers and/or spin-offs of the Company with other Persons according to Articles 172 and 173 of Presidential Decree No. 917/1986, then the relevant portion of Tax Losses that cannot be carried forward as a result of the transaction will be deemed as used by the Company and the Buyer shall pay to the Seller the Tax Loss Adjustment according to the provision of clause 3.4.6.

8.4	In relation to the Agreed Debts and Liabilities, the Parties agree that:
(i)	the Cash as of the Closing Date will be used by the Company to pay the Agreed Debts and Liabilities as they come due;
(ii)

in case the Cash as of the Closing Date is not sufficient for the purposes thereof, not later than 5 (five) Business Days before the relevant due date of each of the Agreed Debts and Liabilities, the Seller shall pay to the Company, in immediately available funds, via wire transfer to the Company’s Account, an amount equal to the Agreed Debts and Liabilities coming due in the following 5 (five) Business Days (each payment the “Payment Prior to the Due Date”). For the avoidance of doubts, the Parties agree that the Seller shall be released from a Payment Prior to the Due Date under this clause 8.4 (ii) to the extent that the Cash as of the Closing Date is sufficient to cover such payment;

(iii)

each Agreed Debts and Liabilities not paid by the Seller according to the provision of clause 8.4 (ii) (except in case the relevant amount is fully covered by the Cash as of the Closing Date above) shall be referred to in this Agreement as “Unpaid Agreed Debts and Liabilities”.

8.5

The Parties agree that, should any Unpaid Agreed Debts and Liabilities exist by the deadline for the payments provided under clause 3.4.3, clause 3.4.4. and clause 3.4.5 above of the Second Instalment, the Wet Chemicals Payment, the Adjustment Payment and/or the Third Instalment respectively, the Buyer shall be entitled to deduct such Unpaid Agreed Debts and Liabilities from the first payment due to Seller in the following chronological order: (i) the Second Instalment; (ii) the Wet Chemicals Payment; (iii) the Adjustment Payment, and (iv) the Third Instalment. In case one of the payments listed under (i) to (iv) above is not sufficient to cover the Unpaid Agreed Debts and Liabilities, the Buyer shall be entitled to deduct the remaining amount from the first subsequent payment, up to the amount of Unpaid Agreed Debts and Liabilities due in the preceding periods.

8.6

The Parties further agree that if, prior to the Closing Date, the Company does not (i) obtain by the Competent Authorities the SCIA in amnesty referred to under Schedule 16 part A, the Buyer and/or the Company, as the case may be, shall carry out all the necessary activities to obtain by the Competent Authorities such SCIA in amnesty referred to under Schedule 16 part A and/or (ii) carry out the activities listed under Schedule 16 Part B such activities will be carried out by the Buyer and/or the Company, as the case might be. It is understood that all related reasonable and documented costs and expenses (including any reasonable and documented legal or consultancy fees), in relation to which an estimate will be shared with the Seller in advance, shall be borne by the Buyer and/or the Company and reimbursed by the Seller up to the maximum and insuperable amount of Euro 80,000.00 (eighty thousand/00).

9.	WARRANTIES
9.1

The Seller represents and warrants to the Buyer that each of the Seller’s Warranties, on which the Buyer relied upon in entering into this Agreement, is true, accurate, and not misleading as at the date hereof and shall be true, accurate, and not misleading also at the Closing Date, with the exclusion of those Sellers’ Warranties which are given as at a specific date, which are represented and warranted to be true and accurate and not misleading only at such date.

9.2

The Parties acknowledge and agree that except for the Seller’s Warranties contained in this Agreement the Seller makes no representation (dichiarazione) or warranty (garanzia) of any kind (whether express, implied or otherwise). In particular, without limiting the generality of the foregoing, no representations are made nor warranties are provided by the Seller to the Buyer or its advisors on or prior to signing this Agreement or the Closing date with respect to the price of the Shares, the contents of any projections, forecasts, business plans, budgets, estimates, forward-looking statements or management analyses of the future profitability, revenues or financial or trading performance or prospects of the Company, Taken Over Debts and Liabilities, Receivables and Inventory which have been taken over by Natuzzi pursuant to clauses 5.1.1 and 5.1.2 above such information having been provided for the convenience of the Buyer. Therefore, the Buyer acknowledges and agrees that when entering into this Agreement it did not rely on any representations or warranties other than the Seller’s Warranties and the Buyer hereby confirms that it did not and will not rely on, and hereby waives, any warranties that are in any way provided under or implied by Law.

9.3

The Parties acknowledge and agree that (i) the Seller’s Warranties are to be considered as independent and autonomous obligations and (ii) any right and/or remedy herein provided for by this Agreement in connection with the possible breach of those obligations cannot be deemed to be subject to the statutes of limitation provided for under Article 1495 and Article 1497 of the Civil Code, as such representations and warranties cannot be deemed merely extensions of the guarantees provided for the in the Civil Code for the sale of assets because they, as indicated above, must be deemed to be independent and autonomous obligations.

9.4

The Buyer has conducted, with the assistance of professional consultants the Due Diligence and, based on (i) the Disclosed Information, (ii) the visual inspection of the machinery of the Company referred to in whereas B and  (iii) the findings of the EDD phase 2 assessment related to the Property attached hereto as Schedule 10, as of the date hereof, it has not identified  any matter that can give rise to a Claim pursuant to clause 10 below, except for matters covered in clauses 5.1.5 (b),  (e), (f), and (g) and clauses 11.4.1 (c) and (e). The Parties agree that none of the disclosure of information and/or data supplied to the Buyer and/or to its advisors, including the Disclosed Information shall affect neither the validity nor the effectiveness of the Seller’s Warranties.

9.5

The Seller accepts that the Buyer has agreed to enter into this Agreement, and has entered into it, upon the basis of an in reliance on the Sellers’ Warranties. For the sake of clarity, the Taken Over Debts and Liabilities, Receivables and Inventory which have been taken over by the Buyer pursuant to clauses 5.1.1 and 5.1.2 above have not been considered in the determination of the Purchase Price and are therefore irrelevant for the purposes of the Seller’s indemnification  under this Agreement.

9.6

The Seller shall, and shall ensure that the Company shall, not do or omit to do anything which would, at any time before or at Closing, be materially inconsistent with any of the Seller’s Warranties, or determine a serious breach (“grave inadempimento”) of any Seller’s Warranties or make any Seller’s Warranties untrue or misleading. If at any time before or at the Closing Date, any fact, event or circumstance arises or comes to the Parties’ knowledge and which is or may be inconsistent with any of the Seller’ Warranties, and as a consequence, it becomes apparent that any Seller’s Warranties has been breached, is untrue or misleading, each Party undertakes to notify the other Party immediately and the Parties shall initiate good faith discussions to resolve the issue. It remains agreed that, in case such event, fact or circumstance is deemed to constitute a Material Adverse Change, the Buyer may at its discretion (without prejudice to the remedies provided in this Agreement or otherwise) either terminate this Agreement or proceed to Closing.

10.	INDEMNIFICATION BY THE SELLER
10.1

The Seller shall indemnify and hold the Buyer and/or the Company, as the case may be, fully indemnified and harmless in respect of all Losses suffered or incurred by the Buyer or, without duplication or double counting, the Company, as the case may be, which arise directly or indirectly in connection or as a result of any of the Seller’ Warranties being untrue, inaccurate or misleading at the date of this Agreement or at the Closing Date or any other Seller’ obligation, representation, warranty or covenant undertaken or given under this Agreement being untrue, inaccurate, breached or not complied with.

10.2

Any indemnification due by the Seller shall be computed according to a “euro per euro” basis without regard to any multiple, price-earnings or equivalent ratio implicit in the Purchase Price. In no event will there be a duplication of any indemnification obligation of the Seller arising from the same event, circumstance or breach by the Seller of its obligations under this Agreement, including but not limited to the case of multiple breaches of representations, warranties, undertakings, covenants hereof pursuant to the same event or series of events deriving from the same circumstance, unless they cause different Losses to either the Company or the Buyer.

10.3

If any claim for indemnification is based upon a liability which is contingent only, the Seller shall not be obligated to make any indemnification payment unless and until such liability becomes due pursuant to clause 12.5 below.

10.4

Anything to the contrary in this Agreement notwithstanding, the Buyer shall use its best efforts to mitigate the amount of any Loss for which indemnity is sought hereunder, including resisting any underlying Third-Party Claim, it being understood that the Seller shall not be liable for any Loss which was directly and exclusively caused by Buyer’s negligence pursuant to Section 1227 of the Italian Civil Code.

10.5

The Parties hereby agree that any Loss to be indemnified by the Seller under this clause 10 shall be indemnified by the Seller after having applied all the exclusions and limitations set forth in clause 11 below.

10.6

Each Party undertakes to notify the other immediately about any fact, event or circumstance which arises or comes to their knowledge and which is or may be inconsistent with any of the Seller’ Warranties.

11.	LIMITATION OF SELLER’ LIABILITY
11.1	Amount limits

Notwithstanding any provision of this Agreement or of any applicable Law to the contrary, the liability of the Seller in respect of any claim for indemnification pursuant to clause 10 above (a “Claim”) is limited as follows:

11.1.1

de minimis threshold: no Loss shall be deemed to constitute the basis for a Claim, nor any such Loss shall be taken into account in determining the Basket, if such Loss relating to any single event does not exceed Euro 10.000,00 (ten thousand/00) (the “Minimum Amount”), in which case the Buyer and/or the Company, as the case may be, shall be entitled to claim the excess and not the full amount. Losses below the Minimum Amount but directly deriving from the same triggering event, shall not be considered individually, but all together as a global amount;

11.1.2

basket: the Seller’s indemnification obligations shall be effective only when the cumulative amount of Losses actually indemnifiable by the Seller (i.e. the sum of all Losses which individually are each above the Minimum Amount) to the Buyer under clause 11.1.1. above in the aggregate exceed Euro 45.000,00 (forty five thousand/00), in which case the Buyer and/or the Company, as the case may be, shall be entitled to claim the full amount and not just the excess);

11.1.3	The Seller’s liability and indemnity obligations shall be limited in the aggregate to the maximum and insuperable amount of 100% of the Base Purchase Price (the “Cap”).
11.2	Limitation period

The liability of the Seller in respect of any Claim under the Seller’s Warranties:

11.2.1

with respect to any breach of Environmental (Article 14) and Tax and Social Security (Article 24) Seller’s Warranties, shall cease on the 180th day after the date on which the period determined by the relevant statute of limitation (including any statute of limitation applicable to the related criminal offences) expires;

11.2.2	with respect to breach of any other Sellers’ Warranties shall cease 30 (thirty) months after the Closing Date,

except in respect of matters for which the Buyer has notified to the Seller a Notice of Claim (as defined herein below in clause 12) before the expiry of the relevant period set out above. Such Notice of Claim shall interrupt the relevant limitation period in relation to the specific Claim and event raised therein.

11.3	Other exclusions and limitations
11.3.1

No Claim may be made against the Seller in respect of any Loss which has been recovered by the Buyer or by the Company, as the case may be, under a policy of insurance or from any third-parties to the extent of the amount recovered, net of recovery costs, including reasonable legal fees and court costs. In the event that (i) the Seller has paid any indemnification to the Buyer under clause 10, and (ii) the Buyer or the Company subsequently receives or recovers from any insurers or any third-parties a sum in respect of the same Loss which gave rise to the Claim, the Buyer shall repay, or cause the Company to repay, to the Seller the amount so received or recovered (net of recovery costs, including reasonable legal fees and court costs), up to the amount which had been paid by the Seller in respect of such Claim not later than 5 (five) Business Days after the abovementioned sum is actually received from the Company or the Buyer, as the case might be.

11.3.2

In the event that and to the extent that the Company (or the Buyer, as the case might be) might be entitled to receive a sum under any Insurance Policy (as defined in clause 9.1 of Schedule 1, Part A) or from any third-parties in respect of any Claim which was indemnified by the Seller or for which indemnification is requested by the Buyer pursuant to clause 10, the following shall apply:

(a)

the Seller shall submit a notice proposing the Buyer to procure that the Company pursues any actions or claims the Company might validly have under a specific Insurance Policy or against any third-parties in respect of any matter for which the Buyer or the Company are entitled to be indemnified from the Seller;

(b)

within 15 (fifteen) Business Days of receipt of the notice under letter (a) above, or within a shorter period if the circumstances so require, the Buyer shall have the right to reasonably dispute, in whole or in part, the content of any request made by the Seller (only to the extent such request is materially detrimental to the Buyer and/or to the Company); in the absence of any dispute, the request of the Seller shall be deemed to be accepted by the Buyer;

(c)

the ability of the Buyer and/or the Company, as the case may be, to be indemnified from the Seller under this Agreement – and the Seller’s obligation to pay the Buyer and/or the Company, as the case may be, under this Agreement – shall not be prejudiced by the undertakings set forth under this clause 11.3.2, including for example the submission of any action or claim under an Insurance Policy or against any third parties granted that there will be no double indemnification from an insurance policy or a third party and from the Seller. Therefore, if a Claim was nonetheless made and a sum was paid by the Seller, such amount shall be promptly repaid to the Seller;

(d)

the Buyer shall abide to the reasonable instructions given by the Seller and any cost and expenses arising from or connected to the proposal of the Seller under letter (a) above, including reasonable legal fees and court expenses, shall be fully paid by the Seller (if not reimbursed by the insurance/third party).

11.3.3

In the event and to the extent that any indemnifiable Loss is deductible by the Company for Tax purposes in the fiscal year when the Loss has occurred, in such event and to such extent, the element of the  indemnification due by the Seller, which is compensated by a reduction of any tax payments due by the Company originated from the deduction of the Loss occurred, will be reimbursed by the Buyer to the Seller not later than 5 (five) Business Days after the cash benefit is actually obtained.

11.3.4

No Claim may be made against the Seller in respect of any liability of the Company which is specifically reserved against or in relation to which a provision has been made in the Accounts, to the extent of such provision and in any case to the extent that such provision has been properly made according to the most conservative approach in order to take into account the maximum exposure related to the respective liability.

11.3.5

No Claim may be made against the Seller in respect of any Loss related to the financial statements items which have been taken over by the Seller pursuant to clauses 5.1.1 and 5.1.2 above or in respect of Agreed Debts and Liabilities.

11.3.6

The Seller shall not be liable in respect of any part of a Loss which arises from (i) any voluntary act or omission by the Buyer or the Company, or (ii) any increase in rates of any applicable Tax, or (iii) any change in Accounting Principles, should any of the events referred to under (i) through (iii) above occur or become effective after the Closing Date.

11.3.7

There shall be no duplication of the indemnification pursuant to clause 10 in favour of the Buyer and/or the Company so that the Buyer, and or the Company shall not be entitled to obtain payment more than once in respect of the same Loss, and the Seller shall not be liable for the diminished value of the Buyer’s participation in the Company resulting from any Loss already indemnified by the Seller hereunder. For the sake of clarity, it is expressly understood that under no circumstances may the Buyer claim that the same event or circumstance is a breach to more than one of the Sellers' Warranties.

11.4	Specifically Identified Risks
11.4.1

The Seller shall keep the Buyer and/or the Company, as the case may be, fully indemnified and harmless and shall reimburse the Buyer and/or the Company, as the case may be, on a Euro to Euro basis from and against all Losses suffered by the Buyer or, without duplication, the Company, as the case may be, as a result of any of the following:

(a)	any Third Party Claim (as defined below) related to Taken Over Debts and Liabilities which have not been taken over by the Seller pursuant to clauses 5.1.1 and 5.1.2 above;
(b)	any Tax, penalty or other obligation resulting from the tax and VAT consolidation and the termination thereof;
(c)

any Claim vis-à-vis the Company by ASI Consortium of first and/or second level relating to any outstanding liability related to the payment of [***] as per the Executive Decree no. 40 dated 10 September 2019, such amount being expressly agreed by the Parties as maximum liability for the Seller thereof;

(d)	any Loss, including but not limited to Tax Loss, connected to and/or resulting from the Seller’s Undertakings contemplated under clauses 5.1.1 and 5.1.2;
(e)

any Third-Party Claim (as defined below) which might be brought against the Buyer and/or the Company in relation to the findings of the EDD phase 2 assessment related to the Property, attached hereto as Schedule 10.

11.4.2

No basket or de minimis threshold will be applicable to the Seller’s indemnification obligation under clause 11.4.1 (a) – (d) above, which shall be subject to the limitation periods set forth under clause 11.2.1 above. Any amount paid by the Seller in respect to the above matters will not concur to the calculation of the Cap under clause 11.1.3, with the exception of the matters under clause 11.4.1 (e) which shall subject to the above mentioned Cap.

12.	INDEMNIFICATION PROCEDURE
12.1

Every time an event occurs from which a right of indemnification pursuant to clause 10 may arise, the Buyer shall give written notice (the “Notice of Claim”) to the Seller as soon as reasonably practicable and, in any case, no later than 20 (twenty) Business Days after it becomes aware of such event or in case of any urgency or interim proceedings, no later than 3 (three) Business Days after the Buyer has been served with the relevant notice thereof or otherwise becomes aware of it. The Notice of Claim shall give a reasonable summary of the relevant event and an estimate (to any possible extent) of the Loss provisionally calculated in accordance with clause 11 which may derive from such event. Either Party shall in no case retain any information which could be of importance for the accuracy, completeness and non-misleading nature of the Claim, its underlying cause and the threatened or actual Loss(es) relating to it.

12.2

Within 30 (thirty) Business Days of receipt of the Notice of Claim, or any shorter term required by the nature and emergency level of the underlying event, the Seller shall have the right to remedy in full to each Claim, where possible, or to challenge and dispute, in whole or in part, the content of any request made by the Buyer under the Notice of Claim; in the absence of any remedy or of any such dispute, the request of the Buyer, as specified under the Notice of Claim, shall be deemed to be accepted by the Seller.

12.3

In case the Seller disputes any Notice of Claim in the term specified under clause 12.2 above, then, during a period of 30 (thirty) Business Days the Parties shall meet and attempt in good faith to resolve any differences which they may have with respect to any matters constituting the subject matter of such dispute. If, at the end of such period, the Parties fail to reach agreement in writing with respect to all such matters, then all matters as to which agreement is not reached may, thereafter, be submitted to judicial decision pursuant to clause 30.2 below.

12.4

If, in the period in which the Seller's indemnification obligations are valid and enforceable in accordance with this Agreement, Applicable Law provisions are enacted which would allow the Buyer or the Company to proceed with an amnesty (sanatoria, ravvedimento, condono) or an alternative dispute resolution procedure, including without limitation in the field of taxation, administrative or environmental matters, social security, real estate and construction law, in relation to circumstances for which the Seller might have an indemnification obligation hereunder, the following shall apply:

12.4.1

the Seller shall submit to the Buyer the proposed course of action to take advantage of the intervening Applicable Law, together with a summary of the intervening Applicable Law and the reason why it applies to the Claims for which the Seller might have an indemnification obligation hereunder and the calculation of its effect on such Claims, to the extent it is possible;

12.4.2

within 15 (fifteen) Business Days of receipt of the notice under clause 12.4.1 above or within a shorted period if required by the circumstances, the Buyer shall have the right to reasonably dispute, in whole or in part, the content of any request made by the Seller (for example if such request is detrimental to the Buyer and/or to the Company); in the absence of any dispute, the request of the Seller shall be deemed to be accepted by the Buyer;

12.4.3

the Company shall abide to the reasonable instructions of the Seller and any cost and expenses arising from or connected to the proposal of the Seller to take advantage of the intervening Applicable Law, including reasonable legal fees and court expenses, as well as the amount due under the intervening Applicable Law for any period prior to the Closing Date, shall be fully paid by the Seller.

12.5

Payments of the amounts to be paid as Losses pursuant to this clause 12 shall be made no later than 10 (ten) Business Days from, as the case may be, (a) the acceptance by the Seller of the Claim according to clause 12.2 above; (b) the date of an agreement on the Claim pursuant to clause 12.3 above, or (c) the date in which the Claim has become the subject matter of either a final and incontestable obligation to pay or an enforceable obligation to pay on the basis of a measure issued by any competent Court or arbitrator that is immediately binding on the Buyer and/or the Company and which is not subject of an appeal that has suspended its immediate enforceability [e.g. including by way of example any Court decision which is immediately enforceable - “immediatamente esecutivo”, whether through “sentenza”, “ordinanza” or “decreto” or otherwise, and including  for the avoidance of doubt any preventive remedy (“provvedimento cautelare”), a Tax assessment (“cartella esattoriale”, “avviso di accertamento” or equitable order, “riscossione provvisoria”)].

12.6

If any indemnity amount has been paid by the Seller to the Buyer under clause 12.5 above and the incontestable or enforceable obligation or measure issued by any competent court pursuant which the Seller has paid an indemnity amount to the Buyer  is subsequently finally revoked or annulled or otherwise by a competent court or arbitration, the Buyer shall return to the Seller such amount in full.

12.7	If the Notice of Claims relates to a Third Party Claim, the provisions under clause 13 below shall apply.
13.	THIRD PARTY CLAIMS
13.1	In case of any claim, action, suit or proceeding against the Buyer and/or the Company constituting the subject matter of a Notice of Claim under clause 12 (a “Third Party Claim”):
13.1.1

the Buyer shall notify the Seller of the existence and content of such Third Party Claim (and provide a copy of the documentation attesting the Third Party Claim), within 10 (ten) Business Days after the receipt of the Third Party Claim by the Buyer, unless circumstances require otherwise in order to allow the Seller to exercise its rights under this Agreement;

13.1.2

the Seller may participate, at its expense, in the defense of any Third Party Claim with the counsel of its choice, who will cooperate with the counsel of the Buyer or of the Company; the Seller and the Buyer shall exercise their rights in a reasonable manner and in good faith and taking into account the reasonable interests of the Parties, it being understood that should the Parties disagree with respect to the handling of the relevant Third Party Claim, the defence strategy of the Buyer shall prevail. In such cases the Buyer shall, and shall cause the Company to, properly and diligently defend any Third-Party Claim;

13.1.3

the Buyer shall not and shall cause the Company not to make or accept any settlement of any Third Party Claim, nor shall it make acquiescence thereto nor shall permit the Company to do so (the “Proposed Settlement”), without the prior written consent of the Seller (the “Seller’s Consent”). In any case, the Seller’s Consent shall be deemed to have been given, unless the Seller notifies the Buyer to the contrary in writing in reasonable detail (together with any supporting justifications and written explanations) not later than 20 (twenty) Business Days following receipt by the Seller of the Buyer’s consent request in writing, unless circumstances require otherwise in order to allow the Buyer and/or the Company to settle the Third Party Claim and/or to exercise its rights under this Agreement (the “Seller's Objection”). The Parties acknowledge and agree that should:

(i)	the Seller's Objection be raised in relation to a Proposed Settlement; and
(ii)	a proceeding be started or be continuing in connection with the relevant Third-Party Claim (the "Proceeding"),

then the Seller shall indemnify and keep fully harmless the Buyer and/or the Company in respect of any Loss which they may incur in connection with the Third Party Claim and/or the Proceeding; if a binding offer is made to the Buyer or the Company, as the case may be, to settle any matter giving rise to a Third Party Claim which obtained the Seller’s Consent, the Buyer and/or the Company shall be free to enter or not into such settlement. In the first case, the Seller shall promptly provide the Buyer with all the relevant funds, including the reasonable and documented legal counsel expenses as of the date of the Proposed Settlement, before the execution of the Proposed Settlement as long as the Buyer and the Company shall declare to be fully satisfied in relation to the Loss, undertaking not to claim any further indemnity under this Agreement in relation to the event (or series of events) which originated the Third Party Claim. Should the Buyer and/or the Company elect not to enter into such settlement, the Seller's liability for the relevant matter shall be limited to the amount of the Proposed Settlement and the reasonable and documented legal counsel expenses as of the date of the Seller’s Consent;

13.1.4

if any indemnity amount has been paid by the Seller to the Buyer in respect of a Third Party Claim pursuant to clause 12.5 and such Third Party Claim or the Proposed Settlement is subsequently finally determined by a competent judicial or arbitration court to be groundless, the Buyer shall return to the Seller the indemnity amount received in respect of such Third Party Claim, but only to the extent that the relevant amount has been actually recovered by the Company.

13BIS	EXCLUSIVE REMEDY
13BIS.1

The rights and remedies provided for the benefit of the Buyer in these clauses 9-13Bis shall be in lieu of any other right or remedy available to the Buyer under any applicable Law or otherwise arising in connection with, or by virtue of, any of the Seller's Warranties being untrue, inaccurate or misleading.

13BIS.2

Therefore, a breach of any Seller's Warranty shall not give rise to the right on the part of the Buyer to terminate this Agreement, whether pursuant to Section 1453 of the Italian Civil Code, or to start the actions set forth in Section 1492, 1494, and 1497 of the Italian Civil Code or otherwise, any such right being hereby irrevocably and unconditionally waived by the Buyer having accepted payment by way of indemnity under this clauses 9-13Bis as its sole remedy.
14.	INDEMNIFICATION BY THE BUYER
14.1

The Buyer shall indemnify and hold the Seller harmless from and against any Losses actually incurred or suffered by the Seller by reason of any breach or inaccuracy of the Buyer’s Warranties or obligations of the Buyer contained in this Agreement.

14.2

The remedies and procedures provided for the Seller shall be applicable, mutatis mutandis, to the Buyer with the exception of clause 11 above, it being understood that Buyer’s liability and indemnity obligations shall be limited in the aggregate to the maximum and insuperable amount of 100% of the Base Purchase Price.

15.	RIGHT TO SET OFF
15.1

The Buyer may, in its sole discretion, exercise a right to set-off against any of the payments required to be made by the Buyer to the Seller by deducting from the amount of any payments owed to the Seller under this Agreement the amount of any payment required to be made by the Seller pursuant to clauses 8.4, 8.5 and 12.5. above.

16.	CONDUCT OF BUSINESS TO CLOSING
16.1	During the period from the date hereof to (and including) the Closing Date (“Interim Period”), the Seller shall manage, and shall procure that the management of the Company shall manage the Company:
16.1.1

in compliance with the Applicable Laws and the respective fulfilments, requirements, and payments of Taxes and to cause the compliance with and the implementation of the undertaking and obligations set forth by this Agreement;

16.1.2

ensuring that the business and affairs of the Company will be carried on in the normal course and with a view to profit, granted that the Company might interrupt its regular activities for a period of up to 7-14 Business Days prior to the Closing Date in order to allow for the necessary pre-Closing activities (i.e. review of Inventory, drafting of Closing Accounts etc);

16.1.3	to preserve and retain, to the extent possible, the goodwill of the Business and existing relationships with customers and suppliers,

and shall keep the Buyer promptly and fully informed in relation to the business and affairs of the Company.

16.2

During the Interim Period the Seller shall procure that the Company purchases the Wet Chemical Inventory according to the instructions received from time to time by the Buyer, provided that the relevant products are arranged for delivery by the respective supplier and the relevant invoice is issued after the Closing Date.

16.3	In relation to the Wet Chemical Inventory, the Parties shall:
16.3.1

no later than 5 (five) Business Days before the Closing Date, the Parties’ representatives shall meet at the Company’s premises to jointly review the composition of the Wet Chemical Inventory to draft an handover report detailing the expected composition of the Wet Chemical Inventory as of the Closing Date as well as the composition of the Inventory (“Handover Report”). After the date of the Handover Report, the Seller undertakes to procure that the Wet Chemical Inventory will not be modified;

16.3.2

the Buyer shall pay to the Seller, pursuant to clause 3.4.3, an amount corresponding to the average purchasing price of the Wet Chemical Inventory as of the Closing Date exceeding 140 tonnes as resulting from the Handover Report (“Wet Chemical Payment”);

16.3.3

it remains agreed that the volumes and the value of the materials listed in Schedule 9 which will be present in the Wet Chemical Inventory as of the Closing Date will not be taken into account in the calculation of the Wet Chemicals Payment.

16.4	Without limiting the generality of the foregoing, the Seller shall procure that, during the Interim Period, the Company shall carry out only the Permitted Transactions.
16.5

If, during the Interim Period, the Company intends to take any of actions which does not fall under the definition of Permitted Transaction, the Seller shall notify in writing – in accordance with clause 22 – the Buyer, submitting a request for authorization to take such transaction.

16.6

Within 3 (three) Business Days of the notice by the Seller, or such shorter term as would be reasonable in the circumstances as indicated in such notice, the Buyer shall have the right to object in writing to the proposed transaction detailing the reasons thereof, which shall not be unreasonably exercised. If the Buyer, within said 3 (three) Business Days period, or any shorter period as would be reasonable in the circumstances, does not expressly notify the Seller of its dissent (including the reasons therefor), the proposed transaction shall be deemed agreed and approved for all the purposes of this Agreement.

17.	NON-SOLICITATION AND NON-COMPETITION

[***]

18.	CO-OPERATION
18.1	Each Party shall co-operate, at its own cost and expense, with the other on the request of the other to give full effect to this Agreement.
18.2

In addition, each Party shall execute such documents and take such further actions as may be reasonably requested by the other Party to carry out the provisions of this Agreement and the transactions contemplated in this Agreement, and to obtain in a timely manner all necessary waivers, consents and approvals to effect all necessary registrations and filings.

19.	COSTS AND TAX TREATMENT OF PAYMENTS UNDER THIS AGREEMENT
19.1

Except as otherwise provided in this Agreement and except for the notarial costs, tax or fees related to the transfer of the Shares (included for sake of clarity all the other transfer, stamp, sales, use, registration, recording, conveyancing, notarial and other such taxes, duties, fees, costs and expenses and “Imposta di Registro”) which (all the above mentioned) will be borne by the  Buyer, each Party shall bear Taxes, its legal and other counsel’s fees, costs and expenses incurred by such Party in connection with this Agreement and the transaction contemplated hereby.

19.2

Without prejudice to the generality of the foregoing, if any payment is made by the Seller to the Buyer in respect of any breach of this Agreement, or in respect of any representation, warranty or undertaking to indemnify (including any covenant to pay) given by the Seller to the Buyer under this Agreement, such payment shall, to the maximum extent possible under applicable Law, be treated as an adjustment to the Purchase Price.

19.3

Except for the payment of the Purchase Price, if either Party is subject to Tax in respect of any payment by the other Party under this Agreement, said Party shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received and retained by the other Party (after taking account of all Tax) is equal to the amount which it would have received and retained if the payment in question has not been subject to Tax.
20.	THIRD PARTY RIGHTS
20.1	This Agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and are not intended to be enforceable by any other Person.
21.	CONFIDENTIALITY, ANNOUNCEMENTS
21.1	Each Party shall keep confidential and shall procure that each and every Affiliate of such Party keeps confidential:
21.1.1	the negotiations relating to and concerning this Agreement;
21.1.2	the subject matter and terms and conditions of this Agreement;
21.1.3	in the case of the Seller:
(a)	all confidential information of the Buyer and its Affiliates made available to the Seller by the Buyer in the course of the negotiations preceding the signing of this Agreement; and
(b)	all information relating to the Buyer’s Group; and
21.1.4	in the case of the Buyer:
(a)	all confidential information of the Seller and its Affiliates made available to the Buyer by the Seller in the course of the negotiations preceding the signing of this Agreement; and
(b)	all information relating to the Seller’s Group,

it being understood that nothing in this clause shall require the Buyer to keep any information relating to the Company confidential once Closing has occurred.

21.2	Either Party may disclose any information that it is required to keep confidential under this clause:
21.2.1

to such employees, professional advisers, consultants, or officers of itself and its direct or indirect shareholders and any Affiliate of such Party as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement, provided the disclosing Party procures that any Person to whom the information is disclosed keeps it confidential and adheres to the provisions of this clause 21 as if he were that Party; or

21.2.2	with the other Party’s written consent; or
21.2.3	to the extent that the disclosure is required:
(a)	by Regulatory Requirements;
(b)	by a Competent Authority;
(c)	to make any filing with, or obtain any authorisation from, a Competent Authority in connection with the transactions contemplated by this Agreement; or
(d)	to protect the disclosing Party’s interest in any legal proceedings;

but will use reasonable endeavours to consult the other Party and to take into account any reasonable requests it may have received in relation to the disclosure before making it.

21.3	The provisions of this clause 21 will continue to have effect for the period of five (5) years from the Closing Date.
21.4	No Party shall make any formal press release or other public announcement in connection with this Agreement except:
21.4.1	an announcement in a form agreed by the designated representatives of the Buyer and of the Seller; and
21.4.2

any announcement required by any applicable Regulatory Requirements (provided that, unless such consultation is prohibited by Regulatory Requirements, it is made only after consultation with the Buyer or the Seller, as the case may be).

22.	NOTICES
22.1

Any communication or notice required or permitted to be given under this Agreement shall be made in writing and in English language and shall be deemed to have been duly and validly given (i) in the case of notice sent by letter, certified email or courier, upon receipt of same, and (ii) in the case of notice sent by facsimile, upon issuing by the fax machine of a positive transmission report.

22.2	Each communication shall be marked for the attention of such person as is set out below or has previously been notified to the sending Party in accordance with this clause.

If to the Seller:
NATUZZI S.p.A.

Address:	Via Iazzitiello 47, Santeramo in Colle (Bari)
Attention:	Chairman of the Board of Directors
Certified e-mail address:	natuzzi@legalmail.it

If to the Buyer:
VITA ITALY S.r.l.

Address:	Largo Francesco Richini 2/A, 20122 Milan
Attention:	Chairman of the Board of Directors
Certified e-mail address:	vitaitalysrl@legalmail.it
With a copy
(which shall not constitute notice)
to:	Vita International Limited
Address:	Oldham Road, Middleton, Manchester, M24 2DB, United Kingdom
Attention:	Chairman of the Board of Directors

or at such other address and/or telefax number as either Party may hereafter furnish to the others by written notice, as herein provided. In all cases, if the sending date falls on a holiday, the notice shall be considered effective at the immediately following Business Day.

22.3

It is agreed that the Parties also elect their domicile at the aforementioned addresses, or at the other addresses that might be communicated in the future, for all purposes regarding this Agreement, including the servicing of any judicial processes.

22.4

The Parties agree that at the Execution Date the Agreement will be signed in originals by the Buyer and by the Seller and Schedules to this Agreement will be signed digitally by the Buyer and by the Seller and then exchanged between them via certified email. As soon as possible after the Execution Date the Parties shall exchange the originals of the Agreement (including all Schedules) hand signed.

23.	LANGUAGE

This Agreement and all notices or formal communications under or in connection with this Agreement shall be in English.

24.	ASSIGNMENT
24.1	General prohibition on assignment

No Person may assign, transfer, charge or deal in any way with the benefit of, or any of their rights under or interest in, this Agreement, without the prior written consent of each (other) Party. Any such assignment, transfer, charge or dealing shall be null and void.

24.2	Successors in title

This Agreement shall be binding on and endure for the successors in title of the Parties and references to the Parties shall be construed accordingly.

25.	AMENDMENT AND WAIVER
25.1

Any amendment or variation of this Agreement must be in writing and signed by or on behalf of all Parties. This shall equally apply to any amendment or variation of the terms set out in the preceding sentence.

25.2

A waiver of any right under this Agreement is only effective if it is in writing and it applies only to the Person to which the waiver is addressed and the circumstances for which it is given. This shall equally apply to any waiver of the provisions of the preceding sentence.

25.3	A Person that waives a right in relation to one Person or takes or fails to take any action against that Person, does not affect his rights against any other Person.
25.4	The failure or delay by a Party in exercising any right or remedy under or in connection with this Agreement will not constitute a waiver of such right or remedy.
25.5	The single or partial right or remedy under this Agreement shall not preclude, nor restrict any other exercise of any such right or remedy.
25.6

No waiver of any term or provision of this Agreement or of any right or remedy arising out of or in connection with this Agreement shall constitute a continuing waiver or a waiver of any term, provision, right or remedy relating to a subsequent breach of such term, provision or of any other right or remedy under this Agreement.

26.	SEVERANCE
26.1

In the event that one or more provisions of this Agreement shall be, or shall be deemed to be, invalid or unenforceable, under any Applicable Law, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby.

26.2

If any provision of this Agreement needs to be replaced, interpreted or supplemented, this shall be done in a manner that as far as possible preserves the spirit, content and purpose of this Agreement. In this case, the provisions which the Parties would have concluded, had they been aware of the need for interpretation or for supplemental provisions at the time the Agreement was entered into, shall apply.

27.	ENTIRE AGREEMENT
27.1

This Agreement constitutes the whole and only agreement and understanding between the Parties in relation to its subject matter. All previous drafts, agreements, understandings, undertakings, representations, warranties, promises and arrangements of any nature whatsoever between the Parties with any bearing on the subject matter of this Agreement are superseded and extinguished to the extent that they have such a bearing. Each Party acknowledges that in entering into this Agreement it does not rely on, and shall have no remedy in respect of, any statement, representation, assurance or warranty of any Person other than as expressly set out in this Agreement.

27.2	Nothing in this Agreement shall be read or construed as excluding any liability or remedy in respect of gross negligence (“colpa grave”) and fraud (“dolo”).
28.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effects as if each Party has signed the same document.

29.	NEGOTIATION

This Agreement has been fully discussed and negotiated between the Parties and therefore it cannot be considered subject to the applicability of Articles 1340 and 1341 of the Civil Code. Each Party has been supported by legal counsels.

30.	GOVERNING LAW AND JURISDICTION
30.1	Governing law

This Agreement, the rights and obligations of the Parties hereunder and any non-contractual obligations arising out of or in connection with it, as well as the agreements, documents and instruments executed hereunder, shall be governed by and implemented, construed and interpreted in accordance with the Laws of Italy, without regard to the principles of conflicts of laws or private international law.

30.2	Dispute Resolution

Any dispute, legal suit, action or proceeding (including cautionary proceedings, provvedimenti cautelari) arising from or in connection with this Agreement, including its validity, interpretation, enforcement or termination, shall be deferred to the exclusive jurisdiction of the Court of Milan.

*   *   *

If you agree with the foregoing proposal, please confirm your full and unconditional acceptance by reproducing the entire content of this letter, including all schedules hereto, on your letterhead and returning it to us, initialled on each page and undersigned, according to the provisions set forth above, by your duly authorized representative.

Best regards,

VITA ITALY S.R.L.

/s/ Gilbert James Davids

Name: Gilbert James Davids

Title: Chairman of the Board of Directors of Vita Italy S.r.l.

Schedule 1 – Warranties

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PART A - Seller’ Warranties

1.CAPACITY AND CONFLICTS

1.1The Seller has full legal right, powers and authority to enter into this Agreement and into the other documents to be executed pursuant to this Agreement, to assume and perform all obligations hereunder, without needing to obtain any prior consent, authorization or approval from any Person or public authority. There are no circumstances which could make the Seller unable to meet its obligations under this Agreement or cause this Agreement to be annulled or declared null and void as a consequence of a lack of powers of the Seller. This Agreement shall constitute valid, binding and enforceable obligations for the Seller.

1.2The execution of this Agreement by the Seller and of any other documents to be executed pursuant to this Agreement and the performance of the obligations specified herein do not violate any agreements, any Security Interest, the constitutional documents of the Seller and/or of the Company, any undertaking, commitment or any obligations to which the Seller and/or the Company are parties or that otherwise bind any of them.

1.3The signature and the execution of this Agreement and of any other documents to be executed pursuant to this Agreement does not conflict with, or result in the breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any agreement or instrument to which the Seller and/or the Company are bound, or violate any judgement, order, injunction, award, decree, law or regulation applicable to the Seller and/or the Company.

2.OWNERSHIP

2.1The Shares are validly issued, subscribed and fully paid up. Seller’s title to the Shares has been acquired in accordance with the Applicable Law and no Security Interest or claim against the Seller is existing, pending or threatened in writing in this respect.

2.2The Seller is (i) the only legal and beneficial owner of the Shares free clear of any Security Interest; and (ii) fully entitled to transfer or procure the transfer of the Shares on the terms and conditions of this Agreement.

2.3The Shares will be sold to the Buyer free and clear of any Security Interest. No commitment has been given to create any Security Interest affecting the participations of the Company or which requires the Company to issue any corporate capital or entitling any other Person to purchase or exercise the voting rights or other rights of control and no Person has claimed - or is or will be in a position to validly claim - any rights in connection with any of the above or any other issues whatsoever which could lead to dilute the Buyer’s or the Company’s ownership (as the case may be) of the corporate capital, voting rights and economic interests, including rights to dividends, of the Company. Upon the Closing, no Person except for the Buyer will have any written or oral agreement, option, understanding or commitment or any right or privilege for the purchase of the Shares.

2.5Upon the Closing, all rights and entitlements relating to the Shares shall pertain to the Buyer, including the right to receive dividends and other distributions payable at any time after the Closing Date.

2.6The Company has not amended its articles of association or by-laws provided among the Disclosed Information.

3.INCORPORATION AND EXISTENCE

3.1The Seller is a joint stock company duly organized, validly existing and in good standing under the laws of Italy.

3.2The Company is a joint stock company duly organized, validly existing and in good standing under the laws of Italy, entitled to carry out the Business, exercise its rights, undertake and fulfil its obligations under the Applicable Law.

3.2The constitutional documents and the corporate documents of the Company mandatorily required under the Applicable Law are true and accurate.

3.3All statutory books and registers of the Company mandatorily required under the Applicable Law have been properly kept and the Company has not received any written notice or written allegation that any of them is incorrect or that should be rectified.

3.4All returns, resolutions, notices and other documents which the Company is required under the Applicable Law to file with or deliver to any Competent Authority (including, in particular, the authority responsible for maintaining a register of companies or enterprises) have been correctly made and filed or, as the case may be, delivered.

4.ACCOUNTING BOOKS AND RECORDS

4.1Any and all accounting books, records, registers and any other financial documents concerning the Company mandatorily required under the Applicable Laws (including invoices and other recordings required for tax purposes), are and since 31.12.2010 have been kept by the Seller correctly and accurately in accordance with the Accounting Principles as from time to time in force, the Applicable Laws and the best practice, contain records of all matters required to be dealt with therein as well as all corporate actions and data reflected therein have been conducted or taken in compliance with Applicable Law and the relevant documents of incorporation and there are no material liabilities, actual or contingent, which are not duly represented in such accounting books, records and registers and any such financial documents

5.FINANCIAL RELATIONSHIPS OF THE COMPANY

5.1The Company is not in default under the agreements concerning bank accounts, loans, credit lines, guarantees entered into by and between banks and the Company.

5.2Except where otherwise provided under this Agreement, the Company is not party to or bound by any comfort letter, understanding or agreement of guarantee, indemnification, assumption or endorsement or any similar commitment with respect to any liabilities of the Company and/or third Person, including, without limitation, as of the Closing Date, any guarantee relating to the cash pooling arrangements.

5.3Except for what was disclosed in the Due Diligence with reference to the Extraordinary Wage Guarantee Fund (i.e. CIGO and CIGO Covid), the Company is not subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance of whatever nature from any Competent Authority.

6.SUBSIDIARIES AND RELATED PARTIES

6.1The Company does not hold or beneficially own, or has agreed to acquire, any interest in any Persons, also on a going concern basis or under different contractual forms. Except as disclosed in the Disclosed Information and, in particular, the ASI Consortium to which the Company is a member, the Company is not, or has not agreed to become, a member of any joint venture or consortium (“consorzio”).

6.2At Closing Date, there is no outstanding indebtedness or other liability and no outstanding contract, commitment or arrangement, including any intercompany and/or cash pooling agreement, between the

Company and the Seller or any Seller’s Affiliate, and the Company has no credit nor undertaking vis-à-vis the Seller or any Seller’s Affiliate except for the Closing Receivables.

6.3Any and all commitment, arrangements, agreements and undertakings entered between the Company and the Seller or any Seller’s Affiliate (i) fully complies in all material respects with Applicable Law, (ii) have been timely and duly complied with by all the parties thereto.

7INSOLVENCY

7.1 Neither the Company nor the Seller have been put into liquidation, are insolvent or are unable to pay their debts as they become due within the meaning of the Applicable Law.

7.2Neither the Company nor the Seller are subject to any bankruptcy or similar proceedings or have entered into arrangements by which their assets are put under the control of the creditors and there are no written notices that could give rise to any of such situation.

7.3 No order has been made, petition presented, resolution passed or meeting convened for the winding up of the Company and/or the Seller, or for the appointment of any liquidator or in relation to any other process whereby the business carried out by the Company and/or the Seller is voluntary terminated and their assets are distributed among their respective creditors and/or shareholders/quotaholders.

8.AUTHORIZATIONS

8.1Schedule 8.1 provides a list of all material authorisations used by the Company to carry out the Businesses as carried out as at the date hereof (the “Authorisations”); all such Authorizations are valid, in full force and effect (or have been replaced by other Authorizations which are in full force and effect) and have been obtained by the Company in accordance with the Applicable Laws.

8.2To the best of the Seller’s knowledge, the Company since the release date of each Authorization, has conducted and currently conduct its Businesses in compliance with each Authorization (with the sole exception of the Works).

8.3Except for matter covered in clause 11.4.1 (c) of the Agreement, no written dispute, claim, objection, notice of revocation, termination, invalidity, non-renewal, suspension, annulment or other expiry or forfeiture in connection with the Authorisations has been notified in writing by the Competent Authorities to the Company since the release date of each Authorization and to the Seller’s knowledge there are no valid grounds for any Authorizations being revoked, terminated, invalidated, non-renewed, suspended, annulled as a consequence of the Company’s Change of Control, except for the non-execution of the Works within 6 (six) months from the issuance of the AUA.

8.4The assets owned by the Company have all the Authorizations required for their normal use under Applicable Laws.

8.5Except for matter covered in clause 11.4.1 (c) of the Agreement, all amounts owed by the Company to any Competent Authority in connection with the request, maintenance or renewal of the Authorizations have been timely and fully paid.

9.INSURANCE

9.1Schedule 9.1 contains a list of all insurance policies maintained by the Seller or the Seller’s Affiliates on behalf of the Company (or by the Company itself) until the Closing Date (the “Insurance Policies”), which are mandatorily required by the Applicable Law with respect to its assets and Business. Such insurance policies provide adequate coverage against losses and liabilities connected to the Business.

9.2As of the day after the Closing Date, the Company will not be covered under the Insurance Policies.

9.3All premiums due under the above insurance policies, including in connection with renewals, have been duly, timely and regularly paid.

9.4No claims, indemnification requests or other demands in respect of any such insurance policies is pending or threatened in writing except for those listed under Schedule 9.1.

10.LITIGATION

10.1As of the Closing Date, there are no pending nor threatened in writing civil, criminal and/or administrative claims, lawsuits, arbitrations or administrative proceedings, in which the Company is party to, before any judicial or administrative court, arbitral tribunal or any official Authority.

10.2Except as disclosed in the Disclosed Information, since 31.12.2010 the Company has not received any further written notice of undergoing inspections or proceedings related to fiscal, labour, welfare or pension matters, nor has been any ascertainment or injunction notified in writing and pending.

11.PRODUCT LIABILITY

11.1The products and/or services sold or provided by the Company: (i) are in compliance in all material respects with Applicable Laws; and (ii) have been marketed in the ordinary course of business.

11.2There are no claims pending or threatened against the Company in connection with product liability except for those listed under Schedule 11.2.

11.3Except for those listed under Schedule 11.2, since 1.01.2016 there has never been any product recall or product liability claim with respect to products manufactured and/or sold by the Company.

11.4To the Seller’s knowledge, since 1.01.2016 no events have occurred which could reasonably give rise to any product recall or any product liability claim against the Company other than those listed in Schedule 11.2.

12.CONTRACTS

12.1The Company has not engaged in any unfair market practices, including in the negotiation of any agreement or contracts entered into it since 31.12.2010.

12.2Since 31.12.2010. the Company has always duly complied in all material respects with the obligations provided under contracts it concluded and it has delivered products in line with the applicable standards of the respective contracts or orders.

13.MACHINERY, PLANTS (IMPIANTI), EQUIPMENT AND INVENTORY

13.1 The Company owns the assets, including plants (impianti), machinery, equipment and vehicles, set forth in Schedule 13.1. The Company has good and marketable title to, or a valid leasehold interest in, the above assets, free and clear of all liens.

13.2Except for what was disclosed in the Disclosed Information and listed under Schedule 13.1 Part 1, and except for the Works, the plants (impianti), machinery, equipment, and vehicles used in connection with the Business of the Company:

(a)	are in satisfactory working order (subject to normal wear and tear) and have been regularly and properly maintained; and
(b)	are capable of doing the work carried out by the Company as of the date hereof.

13.3 As of the Closing Date, the Company owns the Wet Chemical Inventory set forth in the Closing Accounts.

13.4 For the avoidance of doubts the Parties acknowledge that the main foaming equipment is no longer supported by the manufacturer due to its age and the Buyer has a plan to replace this equipment after the Closing Date.

14.ENVIRONMENTAL

14.1Schedule 8.1 Part 1 provides a list of the Environmental Licenses used for carrying on the Business of the Company which are in full force and effect and, except for the Works, there are no written notices from any Competent Authority likely to give raise to the modification, suspension or revocation thereof. There have been no written notices from any Competent Authority, which are still pending, claiming that the Company has not materially complied with any Environmental Law.

14.2To the Seller’s knowledge no operation or other activity carried out by the Company has caused circumstances or events that may entail any liability of the Company under any applicable Environmental Laws.

14.3 No action relating to Environmental Law is pending or threatened in writing by any Person and/or Competent Authority against the Company.

14.4The Buyer has conducted an independent analysis on the presence of asbestos in the Property through qualified technician (attached hereto as Schedule 10) and is satisfied that the Property does not contain material traces of asbestos. No claims were made or threatened in writing by any Person and/or Competent Authority against the Company relating to the presence of asbestos or other substances containing asbestos in the products of the Company or in the handling or use of asbestos or other substances containing asbestos in manufacturing of such products including in relation to the findings of the assessment attached hereto as Schedule 10.

14.5To the Seller’s knowledge, no environmental or health and safety audit reports, assessments, studies or tests, insurance appraisals, or associated documentation and correspondence which shows that environmental violations have been committed or contamination or pollution events occurred in relation to any of the activities of the Company.

15.INTELLECTUAL PROPERTY

15.1 Schedule 15.1 contains a list of the registered Intellectual Property.

15.2The Intellectual Property is valid, subsisting and enforceable and nothing has been done or omitted to be done as a result of which any of them has ceased or might reasonably cease to be valid, subsisting or enforceable.

15.3 The Company is the fully entitled owner of all the Intellectual Property. Nothing is due with respect to such Intellectual Property by the Company, as royalties, fees or other kind of compensation, to said personnel, directors, employees, agents, consultants and contractors and relevant successors.

15.4 No Intellectual Property is fully or partly owned by the Seller or any Person Controlled by the Seller or is based even partly on intellectual property owned by the Seller or any Person Controlled by the Seller.

15.5 The Company has not received any notice in writing alleging that the use by it of the Intellectual Property infringes upon, constitutes a misappropriation of, or otherwise violates the Intellectual Property rights of any third Person.

15.6A Change of Control of the Company will not result in the termination of any Intellectual Property owned or used by the Company.

15.7To the Seller’s knowledge the activities of the Company have not:

(a)	infringed, and do not infringe, any Intellectual Property of any third party;
(b)	constituted, do not constitute and are not reasonably likely to constitute any breach of confidence, passing off (confusione) or actionable act of unfair competition; and
(c)	given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever in relation to the Intellectual Property.

15.8All application and renewal fees and other steps required for the prosecution, maintenance or protection of the Intellectual Property have been timely paid or taken.

16.INFORMATION TECHNOLOGY

16.1 The Company is the owner or have a valid title to use, as the case may be, the IT System free from any Security Interest. The Company has obtained all necessary rights from third parties to be able to have the use of the IT System. The IT System is adequate for the needs of the businesses of the Company.

16.2The IT Contracts are valid and binding and the Company has not received any written notice whereby the relevant counterpart has claimed a breach by the Company of any such IT Contracts. There are no claims, disputes or proceedings which are still pending or threatened in writing under any IT Contracts.

16.3 All fees due under the IT Contracts or the renewals thereof have been duly, timely and regularly paid by the Company.

16.4 None of the IT Contracts are liable to be terminated or otherwise affected by a Change of Control of the Company and, as at the Execution Date, the Company has not received any written notice having the effect of terminating the same or requiring the Company to re-negotiate their terms.

16.5The Company has implemented procedures (including in relation to off-site working where applicable) in compliance with Applicable Laws and which are adequate for the needs of the businesses of the Company in order to ensure the security of the IT System and the confidentiality and integrity of all data stored in it.

17.DATA PROTECTION

17.1The Company is in compliance in all material respects with the requirements of all Applicable Laws concerning rights in respect of privacy and personal data (this including, without limitations Legislative Decree 196/2003, regulations of the Data Protection Authority (Garante per la protezione dei dati personali) and EU applicable laws including the European Regulation 679/2016 on Data Protection (GDPR), as from time to time in force, interpreted and implemented prior to the date hereof).

18.EMPLOYMENT

18.1 All current open-ended employment contracts, fixed term employment contracts, temporary contracts (i.e. contratti di somministrazione), apprenticeships contracts, occasional cooperation agreements, internships, secondment agreements (i.e. distacchi), and supply service agreements, project contracts, consultancy agreements, and any other employment and/or consultancy agreement have been entered into and performed by the Company in compliance with Applicable Laws.

18.2Since 31.12.2010 the employees have been remunerated, or the required provisions have been made, in accordance with the Applicable Laws, the Accounting Principles and the relevant employment contracts, including the applicable collective labour agreements. All the Applicable Laws, the Accounting Principles and the employment contracts, including the collective labour agreements, have been complied with in all respects in relation to the employees and in particular, without limiting the generality of the foregoing, all the required payments due in relation to salaries, severance indemnities (including TFR and/or other indemnities due upon the termination of the relevant relationships), holidays, insurance, pension and saving plans as well as medical and social security charges and withholding taxes have been regularly effected, or balance sheet provisions created sufficient to cover the relative payments. There are no fixed term contracts.

18.3All the consultants of the Company have been remunerated in accordance with the terms of their respective consultancy contracts and the Accounting Principles. There are no written claims having been received by the Company whereby it is alleged that the contractual provisions relating to any consultants of the Company have not been materially complied with by the same

18.4 No professional, freelancer or other consultant nor any former employee whose performance the Company has availed and avails itself of is entitled to be recognized as being or having been an employee of the Company and thus able to obtain any sum relative to such status.

18.5 No Person who has ceased for whatever reason to be an employee, consultant or other professional or fee earner of the Company is entitled to obtain any sum or compensation by the Company in relation to such status which have not been duly reserved.

18.6 Except as disclosed in the Disclosed Information (Contratto Aziendale di Secondo Livello), there are no obligations relating to payments in kind, compensations or other benefits (including purchase options or incentives) with any of the Employees. Except as disclosed in the Disclosed Information, there are no pension arrangements relating to the Employees other than those required to be maintained by the Company under Applicable Laws and applicable sector-wide or company-wide collective bargaining agreements.

18.7 No claims and litigations are pending or threatened in writing between any current or former employees of the Company.

18.8 The Company is not a party to, bound by or proposing to introduce in respect of any of its directors or employees any share option, profit sharing, bonus, commission or any other scheme relating to the profits or sales of the Company or with regard to this Transaction.

18.9There are no labour relationships which are governed by rules other than those provided for by the applicable National Collective Labour Agreements (C.C.N.L.) or by the Company collective agreement (Contratto Aziendale di Secondo Livello). The Company is in full compliance with the trade union agreements to which they are a party and has made balance sheet provisions sufficient to cover the relative payments

18.10To the Seller’s knowledge the Company complies in all material respects with all Applicable Laws in respect of health and hygiene at the workplace, occupational health and safety and prevention of work-related accidents.

19.AGENTS AND BROKERS

19.1As of the Closing Date, the Company has no agents and/or brokers.

19.2There are no written claims having been received by the Company whereby it is alleged that the contractual provisions relating to such agent and/or brokers of the Company have not been materially complied with by the same nor there are legal grounds for such claims, including any claims for the re-qualification of such relationships.

20.REAL ESTATE

All Properties

20.1 The Property is the only land and buildings owned, used or occupied by the Company and the particulars of the Property set out in Schedule 20.1 are complete, accurate and not misleading in any respect. Except for the Buyback right, the Property is freely and fully transferable.

20.2The Company does not have any right of ownership, right of use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate or interest in, or affecting, any land or buildings other than the Property, other than the Buyback Right.

No other liabilities

20.3 The Company does not have any actual or contingent obligations or liabilities (in any capacity including as principal contracting party or guarantor) in relation to any lease, licence or other interest in, or agreement relating to, land or buildings apart from the Property.

Statutory Obligations

20.4Except where disclosed in the Due Diligence, as of the Closing Date, there is no material breach of the requirements of any current statutes, any previous legislation or any regulations, orders, notices or directions made or issued thereunder capable of enforcement at the date of this Agreement which affect the Property.

Outgoings

20.5 Except as otherwise provided under this Agreement, including under clause. 11.4 (c) any and liabilities related to the Property have been paid when due and none is disputed.

Encumbrances

20.6There are no covenants, restrictions, stipulations, easements, profits à prendre, wayleaves, licences, grants or other encumbrances (whether of a private or public nature, and whether legal or equitable) affecting the Property which conflict with, or prohibit, the current use of the Property.

20.7 All covenants, restrictions, stipulations and other encumbrances affecting the Property have been observed and performed by the Company and no written notice of any alleged breach has been received by the Company which remains outstanding.

20.8 Except for the Buyback Right, there are no circumstances which (with or without taking other action) would entitle any third party to exercise a right of entry to, or take possession of all or any part of the Property, or which would adversely affect or restrict the continued possession, enjoyment or use of the Property.

Planning

20.9 To the Seller’s knowledge, no permit has been issued that limits the use of the Property except for what was disclosed in the Disclosed Information and specifically in “Piano Urbanistico Comunale of Municipality of Qualiano”, “ASI Authority Territorial Plan” and “Territorial Coordination Plan - Area with industrial plants at significant risk.

20.10 The Technical Report provided by the Seller regarding the Property provide evidence that the Property was built in accordance with building permits and all other permits, licenses and approvals of local authorities and ASI Consortium and they comply with the land registry.

20.11 To the Seller’s knowledge, the destination of the Property complies with any urban plans at regional, provincial and municipal level that have occurred over time, in particular with “Piano Urbanistico Comunale of Municipality of Qualiano”, “ASI Authority Territorial Plan” and “Territorial Coordination Plan - Area with industrial plants at significant risk.

20.12 The Property complies with all the planning regulations provide by ASI Consortium and neither the consummation of this transaction nor any other event or circumstance occurred prior to the Closing Date can enable ASI Consortium to exercise its Buyback Right.

20.13 To the Seller’s knowledge, there are no other building permits (and as of the Execution Date there are no pending requests from the Competent Authorities connected thereto) relating to the Property other than those listed in the Technical Report.

Schedule 16

20.14 As of the Closing Date the Company has carried out the actions referred to in Schedule 16 in full compliance with the Applicable Law.

Disputes

20.15 There exists no dispute between the Company and the owner or occupier of any other premises adjacent to or neighbouring the Property.

21.FINANCIAL STATEMENTS, INTERMEDIATE DATE ACCOUNTS, REFERENCE DATE ACCOUNTS AND CLOSING ACCOUNTS

21. The Financial Statements, the Intermediate Accounts and the Closing Accounts have been prepared in accordance with the relevant books and records, with the Accounting Principles and Applicable Law and therefore, give a true and fair view of the assets, liabilities and equity of the Company, and of its revenues and expenses, the results of its operations, and the changes (provided therein) in its financial position, for the periods referred to therein.

21. The Financial Statements, and the Closing Accounts contain adequate provisions to cover all taxation (including deferred taxation) of the Company at the respective reference date to the extent mandatorily required by Applicable Laws.

21. All Debts and Liabilities that are reflected in the Financial Statements, the Intermediate Accounts, the Reference Date Accounts and the Closing Accounts are all the Debts and Liabilities of the Company and represent, as of the respective dates thereof, valid obligations of the Company, as applicable, arising in the ordinary course of business.

21.4 With the exception of the items listed under Schedule 9, the Wet Chemical Inventory, of the Company is of good and merchantable quality, saleable at normal market prices, have book value which is equal the weighted average purchasing cost of the materials, include appropriate provisions, is fit for the particular purpose for which it was acquired and is usable.

21.5 Except for where otherwise provided for under this Agreement with the respect of the items included in the Reference Date Accounts and in the Closing Accounts, the Financial Statements, the Intermediate Accounts, the Reference Date Accounts and the Closing Accounts are not affected by any unusual or non-recurring items.

21.6 The Financial Statements have been audited by the relevant statutory or external auditor, as the case may be, in accordance with the relevant books and records and Applicable Laws and in accordance with the Accounting Principles.

21.7 The Financial Statements have been approved consistently with the Applicable Law and have been timely filed with the competent companies’ registry (or similar authority).

22.ABSENCE OF CHANGES

22.1 Since 31 December 2019 and except for what was disclosed in the Disclosed Information:

(a)	the Company has carried on the Business in consistence with the Company’s historical practices, in the ordinary and usual course and so as to maintain the Business as a going concern;
(b)	the Company has paid its creditors in the ordinary course and within the credit periods agreed with such creditors
(c)	there has been no material change in the accounting practice employed by the Company in recognising revenue;

23.EFFECT OF SALE OF SHARES

23.1 The acquisition of the Shares by the Buyer or compliance with the terms of this Agreement will not result in any of the following:

(a)

the Company losing the benefit of any Authorization or an asset, licence, grant, subsidy, right or privilege which it enjoys at the date of this Agreement in any jurisdiction (except for the services that, prior to the Closing Date, were provided by the Seller including but not limited to those listed in the Transitional Service Agreement); and/or

(b)

conflict with, or result in a breach of, or give rise to an event of default under, or require the consent of a Person under, or enable a Person to terminate, or relieve a Person from an obligation under, an agreement, arrangement or obligation to which the Company is a party or a legal or administrative requirement in any jurisdiction; and/or

(c)

any Company’s customer being entitled by a contractual or statutory right to cease dealing with the Company or to substantially reduce its existing level of business or to change the terms upon which it deals with the Company; and/or

(d)

any Company’s supplier being entitled by a contractual or statutory right to cease supplying the Company or substantially to reduce its supplies to or to change the terms upon which it supplies the Company; and/or

(e)make the Company liable to offer for sale, transfer or otherwise dispose of or purchase or otherwise acquire any assets, including shares held by it in other bodies corporate under their articles of association or any agreement or arrangement except for what otherwise provided under this Agreement; and/or

(f)

any present or future indebtedness of the Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or any financial facility of the Company being withdrawn except for what otherwise provided under this Agreement; and/or

(g)	the creation, imposition, crystallisation or enforcement of any Security Interest on any of the assets of the Company; and/or
(h)	give rise to or cause to become exercisable any right of pre-emption over the Shares or entitle any Person to acquire shares in the Company; and/or
(i)	to the Seller’s knowledge, entitle any Person to receive from the Company any finder’s fee, brokerage or other commission in connection with the purchase of the Shares by the Buyer.

24.TAXES AND SOCIAL SECURITY

24.1Since 31.12.2010 the Company has duly complied with all applicable Tax, social security, including mandatory housing fund contributions, where applicable, and mandatory insurance Applicable Laws in force from time to time in its relevant jurisdiction of incorporation and in any jurisdiction where the Company conducts or has in the past conducted its business.

24.2Without limiting the generality of the foregoing, (i) any required Tax returns or Tax communications and social security or compulsory insurance declarations (INAIL), all such returns and declarations being true, correct, accurate and complete, have been filed, (ii) payment or provisions for the payment of all Taxes, direct or indirect, and social security and insurance charges have been duly made on a timely basis (including having paid al such required Taxes as reflected on such Tax returns) and (iii) all required actions as withholding agent, in accordance with the Applicable Laws have been taken.

24.3There are no material (i) liabilities, whether accrued or contingent, for taxes, direct or indirect, social security and compulsory insurance charges (other than for the ordinary and periodical payments to be made on the respective due dates occurring after the date hereof), nor (ii) except as disclosed in the Disclosed Information, pending proceedings or assessments against the Company, for taxes, direct or indirect, social security or compulsory insurance payments nor (iii) any other Tax inspections, Tad audit, Tax police reports, Tax claims, Tax collections or any other claims by the tax or social security and compulsory insurance authorities against the Company or threatened in writing before any authority.

24.4The Company is Tax resident in Italy and there are no claims pending or threatened in writing by any tax Competent Authority raising that the Company has ever carried on its business abroad by means of a permanent establishment.

24.5 The agreements between the Company, on one side, and the Seller’ Related Parties based outside of Italy, on the other side, have been carried out in compliance with any applicable transfer pricing rules of law.

24.6To the Seller’s knowledge, no liabilities for Taxes (included either current, deferred or contingent liabilities) exist or are pending with respect to the Company, of whatsoever nature and from whatsoever acts entered, or transactions carried out by the Company or by other Person, except those evidenced in the Financial Statements, in the Intermediate Accounts, in the Reference Date Accounts and in the Closing Accounts as of the respective reference date.

24.7 The Company has correctly and timely determined, paid or made adequate provision or reserve in the financial statements, for the amount of all Taxes that have become due for the tax periods closed before the Closing Date or have become due up to and including the Closing Date, in accordance with all applicable Laws.

24.8 To the Seller’s knowledge, no relief (whether by way of deduction, reduction, set-off, tax amnesty, tax settlement, exemption, postponement, roll-over, hold-over, repayment or allowance or otherwise) from, against or in respect of any Taxes has been claimed and/or given to the Company which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost.

24.9 VAT receivables have been correctly determined and no restrictions exist to claim back the amount from the tax authority (both via refund and/or compensation).

24.10Any deferred Tax assets, any deferred Tax liabilities, any Tax benefits, and any Tax credits resulting from Tax returns, declarations and financial statements, or any other documentation pursuant to the Applicable Laws do exist and are available for utilization or refund to the extent permitted under the Applicable Laws and have been correctly determined.

24.11 Any eventual VAT receivables have been correctly determined and no restrictions exist to claim back the amount from the tax authority (both via refund and/or compensation).

24.12 With reference to the tax and VAT consolidation, the Seller declares that it has fulfilled all relevant tax obligations and to have paid any Tax, if due, relating to the Company.

25.LEGISLATIVE DECREE 8 JUNE 2001 N. 231, ANTIBRIBERY AND CORRUPTION

25.1 To the Seller’s knowledge, neither the Company nor  the directors and/or employees of the Company have committed any crime and there have been no acts, facts, omissions, conducts, behaviours or circumstances whatsoever which could cause the administrative liability provided for by the Legislative Decree 8 June 2001, n. 231 (the “Decree”) or by any other anti-bribery and corruption legislation applicable to the Company and the issuing of the sanctions thereof (the “Antibribery Applicable Legislation”).

25.2None of the Company, its respective directors, officers, employees is currently on trial for the purpose of the Decree and of the Antibribery Applicable Legislation, nor the Company has acquired going concerns from other entities or merged into or with other entities which (i) are undergoing a trial for the purpose of the Decree and the Antibribery Applicable Legislation; or (ii) have been held liable for the purposes and to the effects of the Decree and of the Antibribery Applicable Legislation.

25.3 To the Seller’s knowledge, neither the Company nor its directors, officers, employees, and the agents (in their capacity as agents to the Company) have made or received any payment, gift, rebate, payoff or similar or taken any other action which is in contravention of any anti-bribery or other anticorruption law to which the Company is subject.

25.4To the Seller’s knowledge, neither the Company nor its directors, officers, employees or agents (in their capacity as agents to the Company) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay, or authorized the payment of any money or anything of value to any officer or employee of a Competent Authority, any Person acting for or on behalf of any Competent Authority, any political party or official thereof, any candidate for political office or any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons (collectively, “Government Officials”) for the purpose of (i) influencing any act or decision of such Government Official in his official capacity, (ii) inducing such Government Official to do or omit to do any act in relation to his lawful duty, (iii) securing any improper advantage, or (iv) inducing such Government Official to influence or affect any act or decision of any Competent Authority (all such payments, offers, promises or authorisations, the “Relevant Actions”).

25.5 The Company has not conducted or initiated any internal investigation or made a voluntary disclosure to any Competent Authority with respect to any alleged act or omission arising under any applicable anticorruption laws and (ii) no Competent Authority has initiated, or threatened in writing to initiate, a proceeding (whether civil, criminal, administrative, judicial or investigative) against the Seller or the Company, or any of their respective, directors, officers, employees asserting that any such Person is not in compliance with the applicable anticorruption law.

26.COMPLIANCE WITH LAWS AND REGULATIONS

26.1 To the Seller’s knowledge, the Company is in material compliance with the Applicable Laws.

27.DISCLOSED INFORMATION

27.1The Disclosed Information are complete, true, accurate and correct.

27.2The Disclosed Information is a true copy of the relevant original documentation (save for possible redactions) and the latter is true, genuine and not counterfeited in any manner.

27.3There are no facts, circumstances or documents known by the Seller or the Company and not disclosed to the Buyer or its advisors which could determine the occurrence of the Material Adverse Change condition under clause 6.1.1(a) above.

PART B - Buyer’s Warranties

1.	Status of the Buyer and authority and execution of this Agreement
1.1	The Buyer is a company duly organised and validly existing under the laws of Italy with full corporate power and authority to conduct its business as it is now being conducted.
1.2	The Buyer has passed all the necessary resolution in order to fully authorize the purchase of the Shares and its legal representative has obtained all the necessary powers.
1.3

All consents, approvals and/or authorizations from, and notices or filings with, any corporate body that are necessary to the valid release of Vita Parent Company Guarantee and to enable the Buyer to execute, deliver and perform its obligations under this Agreement and the other transaction documents set out in this Agreement, have been obtained or made (as the case may be) and are in full force and effect.

1.4	The Buyer has made its own assessment of the acquisition of the Shares and the prospects of the Company business and it is sufficiently experienced to make an informed judgment with respect thereto.
1.5

The Buyer has full legal right, powers and authority to enter into this Agreement and into the other documents to be executed pursuant to this Agreement, to assume and perform all obligations hereunder, without needing to obtain any prior consent, authorization or approval from any Person or public authority. There are no circumstances which could make the Buyer unable to meet its obligations under this Agreement or cause this Agreement to be annulled or declared null and void as a consequence of a lack of powers of the Buyer.

1.6

This Agreement shall constitute valid, binding and enforceable obligations for the Buyer. The execution of, and the performance by, the Buyer of its respective obligations under this Agreement will not:

1.6.1	result in a breach of any provision of its articles of association or equivalent constitutional documents;
1.6.2	result in a breach of any undertaking or contract clause by which it is bound; and
1.6.3

result in a breach of any Applicable Law, Security Interest, order, judgement or decree of any Competent Authority to which it is a party or by which it is bound or which is however material in the context of the transactions contemplated by this Agreement.

1.7

No insolvency proceedings have been commenced against the Buyer for its winding up or dissolution, nor has an insolvency administrator, liquidator or similar officer been appointed with respect to any or all of the Buyer’s assets which would prevent the Buyer from fulfilling its obligations under this Agreement.

1.8

All authorisations from, and notices or filings with, any Competent Authority that are necessary to enable the Buyer to execute, deliver and perform its obligations under this Agreement and any other agreement to be entered into in relation thereto have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with. In particular, according to the verifications carried out by the Buyer with the assistance of professional advisors before the execution of this Agreement and on the basis of the information provided by the Seller, the transaction contemplated by this Agreement is not subject to the clearance of any competent anti-trust authority in accordance with any applicable anti-trust laws and regulations.

2.	Financing

On Closing Date, and on each of the dates the Purchase Price is due pursuant to clause 3 of this Agreement, the Buyer will have sufficient economic and financial means to pay the Purchase Price.

3.	No finder’s fee

To the Buyer’s knowledge, there is no Person that is entitled to a finder’s fee or any type of brokerage in relation to, or in connection with, the transactions contemplated herein as a result of any agreement or understanding entered into with the Buyer, nor has the Buyer had any dealings related to the transactions contemplated herein with any Person that may claim any such finder’s fee or type of brokerage.